Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-236253

Prospectus Supplement No. 6

(To Prospectus dated April 21, 2020)

KLDISCOVERY INC.

29,350,000 Shares of Common Stock Issuable upon Exercise of

Outstanding Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 21, 2020 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-236253). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the SEC on August 13, 2020, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

KLDiscovery Inc.’s Common Stock and Public Warrants are quoted on the OTC Pink Sheet Market under the symbols “KLDI” and “KLDIW,” respectively. On August 10, 2020, the closing price of our Common Stock was $8.65 and on August 10, 2020, the closing price of our Public Warrants was $0.24.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 13, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 001-38789

KLDiscovery Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	61-1898603
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
8201 Greensboro Drive Suite 300 McLean, VA	22102
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 288-3380

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES ☐ NO ☒

As of August 11, 2020, there were 42,529,017 of the registrant’s common stock, par value $0.0001 per share, outstanding.

Table of Contents

PART I – FINANCIAL INFORMATION

Item 1.     Financial Statements

KLDiscovery Inc.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	June 30, 2020	December 31, 2019
	(unaudited)
Current assets
Cash and cash equivalents	$34,099	$43,407
Accounts receivable, net of allowance
for doubtful accounts of $8,449 and $7,486, respectively	89,120	96,994
Prepaid expenses	13,563	7,296
Other current assets	668	556
Total current assets	137,450	148,253
Property and equipment
Computer software and hardware	72,413	72,228
Leasehold improvements	27,404	26,963
Furniture, fixtures and other equipment	3,748	3,794
Accumulated depreciation	(72,416)	(64,682)
Property and equipment, net	31,149	38,303
Intangible assets, net	120,129	130,568
Goodwill	395,031	395,171
Other assets	2,990	2,617
Total assets	$686,749	$714,912
Current liabilities
Current portion of long-term debt, net	$13,074	$11,689
Accounts payable and accrued expense	30,804	31,270
Current portion of contingent consideration	398	340
Deferred revenue	4,984	4,851
Total current liabilities	49,260	48,150
Long-term debt, net	466,014	468,932
Contingent consideration	482	482
Deferred tax liabilities	6,590	6,294
Other liabilities	8,138	7,289
Total liabilities	530,484	531,147
Commitments and contingencies
Stockholders' equity
Common stock
$0.0001 par value, shares authorized - 200,000,000 shares authorized as of June 30, 2020 and December 31, 2019; shares issued and outstanding - 42,529,017 as of June 30, 2020 and December 31, 2019	4	4
Preferred Stock
$0.0001 par value, 1,000,000 shares authorized, zero issued and outstanding as of June 30, 2020 and December 31, 2019	-	-
Additional paid-in capital	383,591	381,952
Accumulated deficit	(232,942)	(205,498)
Accumulated other comprehensive income	5,612	7,307
Total stockholders' equity	156,265	183,765
Total liabilities and stockholders' equity	$686,749	$714,912

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Revenues	$64,381	$78,332	$142,652	$153,358
Cost of revenues	34,214	39,463	73,734	76,919
Gross profit	30,167	38,869	68,918	76,439

Operating expenses
General and administrative	12,400	14,813	28,253	29,656
Research and development	1,639	1,489	3,306	2,922
Sales and marketing	8,660	11,466	20,305	24,169
Depreciation and amortization	8,985	9,893	17,901	19,718
Total operating expenses	31,684	37,661	69,765	76,465

Income (loss) from operations	(1,517)	1,208	(847)	(26)

Other expenses
Other expense	63	36	91	131
Interest expense	12,970	12,387	25,932	24,453
Loss before income taxes	(14,550)	(11,215)	(26,870)	(24,610)
Income tax provision	368	233	574	329

Net loss	$(14,918)	$(11,448)	$(27,444)	$(24,939)

Other comprehensive income, net of tax
Foreign currency translation	2,733	(855)	(1,695)	(45)
Total other comprehensive income, net of tax	2,733	(855)	(1,695)	(45)
Comprehensive loss	$(12,185)	$(12,303)	$(29,139)	$(24,984)

Net loss per share - basic and diluted	$(0.35)	$(0.27)	$(0.65)	$(0.59)

Weighted average shares outstanding - basic and diluted	42,529,017	42,369,357	42,529,017	42,336,093

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Stockholders’ Equity (Unaudited)

(in thousands, except for share amounts)

	Common Stock Issued		Additional paid-in	Treasury	Accumulated	Accumulated other comprehensive
	Shares	Amount	capital	Stock	deficit	income (loss)	Total
Balance as of December 31, 2019	42,529,017	$4	$381,952	$-	$(205,498)	$7,307	$183,765
Share based compensation	-	-	825	-	-	-	825
Foreign exchange translation	-	-	-	-	-	(4,428)	(4,428)
Net loss	-	-	-	-	(12,526)	-	(12,526)
Balance as of March 31, 2020	42,529,017	4	382,777	-	(218,024)	2,879	167,636
Share based compensation	-	-	814	-	-	-	814
Foreign exchange translation	-	-	-	-	-	2,733	2,733
Net loss	-	-	-	-	(14,918)	-	(14,918)
Balance as of June 30, 2020	42,529,017	$4	$383,591	$-	$(232,942)	$5,612	$156,265

	Common Stock Issued		Additional paid-in	Treasury	Accumulated	Accumulated other comprehensive
	Shares	Amount	capital	Stock	deficit	income (loss)	Total
Balance as of December 31, 2018	42,288,870	$4	$372,316	$(2,406)	$(147,954)	$6,996	$228,956
Share based compensation	52,150	-	910	-	-	-	910
Foreign exchange translation	-	-	-	-	-	810	810
Net loss	-	-	-	-	(13,491)	-	(13,491)
Balance as of March 31, 2019	42,341,020	4	373,226	(2,406)	(161,445)	7,806	217,185
Issuance of common stock	58,534	-	414	-	-	-	414
Share based compensation	-	-	579	-	-	-	579
Foreign exchange translation	-	-	-	-	-	(855)	(855)
Net loss	-	-	-	-	(11,448)	-	(11,448)
Balance as of June 30, 2019	42,399,554	$4	$374,219	$(2,406)	$(172,893)	$6,951	$205,875

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Operating activities
Net loss	$(27,444)	$(24,939)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	23,816	25,063
Non-cash interest	9,428	2,365
Stock-based compensation	1,639	1,489
Provision for losses on accounts receivable	2,155	1,332
Deferred income taxes	296	(130)
Change in fair value of contingent consideration	58	-
Changes in operating assets and liabilities:
Accounts receivable	5,866	(9,861)
Prepaid expenses and other assets	(6,519)	(4,078)
Accounts payable and accrued expenses	(711)	(3,359)
Deferred revenue	146	236

Net cash provided by (used in) operating activities	8,730	(11,882)
Investing activities
Acquisitions, net of cash acquired	(3,124)	-
Purchases of property and equipment	(5,875)	(5,140)
Net cash used in investing activities	(8,999)	(5,140)
Financing activities
Revolving credit facility - draws	29,000	21,500
Revolving credit facility - repayments	(29,000)	(14,500)
Payments for capital lease obligations	(455)	(307)
Payments on long-term debt	(8,500)	(8,500)
Net cash used in financing activities	(8,955)	(1,807)
Effect of foreign exchange rates	(84)	14
Net decrease in cash	(9,308)	(18,815)
Cash at beginning of period	43,407	23,439
Cash at end of period	$34,099	$4,624
Supplemental disclosure:
Cash paid for interest	$17,248	$18,747
Income taxes (refunds) paid, net of refunds	$(297)	$107
Significant noncash investing and financing activities
Purchases of property and equipment in accounts payable
and accrued expenses on the consolidated balance sheets	$193	$220

See Notes to Consolidated Financial Statements.

KLDiscovery Inc.

Notes to Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended June 30, 2020 and 2019

Note 1 – Organization, business and summary of significant accounting policies

Organization

KLDiscovery Inc. (the “Company”) provides technology-based litigation support solutions and services including computer e-discovery, data hosting, and managed review predominantly to top law firms, corporations and government agencies. The majority of the Company’s current business is derived from these services. The Company’s headquarters is located in McLean, Virginia and has more than 39 locations in 19 countries, 9 data centers and 21 data recovery labs around the globe.

The Company was originally incorporated under the name Pivotal Acquisition Corp.  (“Pivotal”) as a blank check company on August 2, 2018 under the laws of the State of Delaware for the purpose of entering into a merger, capital stock exchange, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On December 19, 2019, Pivotal acquired the outstanding shares of LD Topco, Inc. via a reverse capitalization (the “Business Combination”) and was renamed KLDiscovery Inc.

Principles of consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of KLDiscovery and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

The Business Combination was accounted for as a reverse recapitalization in accordance with Accounting Standard Codification (“ASC”) 805, Business Combinations. For accounting and financial reporting purposes, LD Topco, Inc. is considered the acquirer based on facts and circumstances, including the following:

•	LD Topco, Inc.’s operations comprise the ongoing operations of the combined entity;
•	The officers of the newly combined company consist of LD Topco, Inc.’s executives, including the Chief Executive Officer, Chief Financial Officer and General Counsel; and
•	The former shareholders of LD Topco, Inc. own a majority voting interest in the combined entity.

As a result of LD Topco, Inc. being the accounting acquirer, the financial reports filed with the SEC by the Company subsequent to the Business Combination are prepared “as if” LD Topco, Inc. is the predecessor and legal successor to the Company. The historical operations of LD Topco, Inc. are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of LD Topco, Inc. prior to the Business Combination; (ii) the combined results of the Company and LD Topco, Inc. following the Business Combination on December 19, 2019 (the “Closing Date”); (iii) the assets and liabilities of LD Topco, Inc. at their historical cost; and (iv) KLDiscovery Inc.’s equity structure for all periods presented. The recapitalization of the number of shares of common stock attributable to the purchase of LD Topco, Inc. in connection with the Business Combination is reflected retroactively to January 1, 2018 and will be utilized for calculating earnings per share in all prior periods presented. No step-up basis of intangible assets or goodwill was recorded in the Business Combination transaction consistent with the treatment of the transaction as a reverse capitalization of LD Topco, Inc.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Although actual results could differ from those estimates, management does not believe that such differences would be material.

Significant estimates include, but are not limited to, the allowance for doubtful accounts, determining the fair values of assets acquired and liabilities assumed, the recoverability and useful lives of property and equipment, intangible assets, and other long-lived assets, the impairment of goodwill, the valuation and realization of deferred income taxes, the fair value of the Company’s common stock and stock option awards, and acquisition-related contingent consideration.

Segments, concentration of credit risk and major customers

The Company operates in one business segment, providing technology-based litigation support solutions and services.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company places its cash with a banking institution where the balances, at times, exceed federally insured limits. Management believes the risks associated with these deposits are limited.

With respect to accounts receivable, the Company performs ongoing evaluations of its customers, generally grants uncollateralized credit terms to its customers, and maintains an allowance for doubtful accounts based on historical experience and management’s expectations of future losses. As of and for the three and six months ended June 30, 2020 and 2019, the Company did not have a single customer that represented more than five percent (5%) or more of its consolidated revenues or accounts receivable. The Company believes that the geographic and industry diversity of the Company’s customer base throughout the U.S. and internationally minimizes the risk of incurring material losses due to concentrations of credit risk.

Foreign currency

Results of operations for the Company’s non-U.S. subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive income” in the Company’s Condensed Consolidated Balance Sheets.

Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” in the Company’s Consolidated Statements of Comprehensive Loss. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts receivable

Accounts receivable are recorded at original invoice amount less an estimate for doubtful receivables based on a review of outstanding amounts monthly. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history. Accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received.

Computer software, property and equipment

Computer software, property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives of the assets:

Computer software and hardware	3 to 5 years
Leasehold improvements	Shorter of lease term or useful life
Furniture, fixtures and other equipment	3 to 5 years

Gains or losses on disposals are included in results of operations at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Costs for replacements and betterments are capitalized, while the costs of maintenance and repairs are expensed as incurred. Property under capital leases are depreciated using the straight-line method over the lease term.

Depreciation expense totaled $4.3 million and $4.6 million for the three months ended June 30, 2020 and 2019, respectively, and includes amortization of assets recorded under capital leases. Depreciation expense totaled $8.5 million and $9.2 million for the six months ended June 30, 2020 and 2019, respectively.

Internal-use software development costs

The Company capitalizes certain internal computer software costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing and installation activities. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditure will result in additional functionality. Capitalized software costs are depreciated over the estimated useful life of the underlying project on a straight-line basis. The Company’s estimated useful life of capitalized software costs varies between three and five years, depending on management’s expectation of the economic life of various software. Capitalized software depreciation costs are recorded as a component of cost of revenue.

Capitalized software costs are reflected as part of “Intangible assets, net” in the Company’s Consolidated Balance Sheets and totaled $16.5 million and $13.5 million, net of accumulated amortization, as of June 30, 2020 and December 31, 2019, respectively.

Goodwill

Goodwill represents the excess of the total consideration paid over identified intangible and tangible assets of the Company and its acquisitions. The Company tests its goodwill for impairment at the reporting unit level on an annual basis on October 1, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. As of the October 1 testing date the Company determined there is one entity-wide reporting unit.

The Company considered COVID-19 as an indicator of impairment to the value of goodwill and intangible assets and performed a qualitative assessment. Management considered factors that could be affected by COVID-19 such as impact to stock price, consequences of “stay-at-home” orders, impacts to competitors due to COVID-19, changes in demand, and updates to the Company forecasts among other factors.  Management concluded that there were no impairment indicators during the six months ended June 30, 2020.

Debt issuance costs

Debt issuance costs are stated at cost, net of accumulated amortization, and are amortized over the term of the debt using both the straight-line and the effective yield methods. U.S. GAAP requires that the effective yield method be used to amortize debt acquisition costs; however, if the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method, the straight-line method may be used. The amortization for funded term debt is calculated according to the effective yield method and revolving and unfunded term debt is calculated according to the straight-line method. Debt issuance costs related to funded term debt is presented in the Consolidated Balance Sheets as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts or premiums. Debt issuance costs related to revolving and unfunded term debt is presented in “Other (current) assets” in the Company’s Consolidated Balance Sheets.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019, utilizing the modified retrospective method. The Company’s adoption of ASC 606 did not result in material changes to the Company’s revenue recognition.

As an Emerging Growth Company, as defined in the Jumpstart Our Business Startups Act of 2012 (“the JOBS Act”), the JOBS Act allowed us to delay adoption of new or revised accounting pronouncements applicable to public companies until December 31, 2019, which is when such pronouncements are made applicable to private companies.  We elected to use this extended transition period and there were no material differences for revenue recognition between the three and six months ended June 30, 2020 and June 30, 2019.

Revenues are recognized when the Company satisfies a performance obligation by transferring goods or services promised in a contract to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. Performance obligations in the Company’s contracts represent distinct or separate service streams that are provided to its customers.

The Company evaluates its revenue contracts with customers based on the five-step model under ASC 606: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenues when (or as) each performance obligation is satisfied.

The following table summarizes revenue from contracts with customers for the three and six months ended June 30, 2020 (in thousands):

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
eDiscovery services	$45,402	$99,035
Managed review	9,706	22,832
Legal technology services	55,108	121,867
Data recovery	9,273	20,785
Total revenue	$64,381	$142,652

Performance Obligations and Timing of Revenue Recognition

We primarily sell services and products that fall into the categories discussed below. Each category contains one or more performance obligations that are either (1) capable of being distinct (i.e. the customer can benefit from the product or service on its own or together with readily available resources, including those purchased separately from us) and distinct within the context of the contract (i.e., separately identified from other promises in the contract) or (2) a series of distinct products or services that are substantially the same and have the same pattern of transfer to the customer.

(1)	eDiscovery services, which provides end-to-end eDiscovery services support including; collections, processing, analytics, hosting, production and professional services.
(2)	Managed review services which provides the staffing necessary to review large complex data sets;
(3)	Data recovery, which offers data restoration, data erasure and data management

We generate the majority of our revenues by providing Legal Technology services to our clients.  All of our eDiscovery service contracts are time and materials types of arrangements.

Time and materials arrangements are based on units of data stored or processed. Unit-based revenues are recognized as services are provided, based on either the amount of data stored or processed, the number of concurrent users accessing the information or the number of pages or images processed for a client, at agreed upon per unit rates. We recognize revenues for these arrangements utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Certain of our eDiscovery contracts are subscription based, fixed fee arrangements, which have tiered pricing based on the quantity of data hosted. For a fixed monthly fee, our clients receive a variety of optional eDiscovery services, which are included in addition to the data hosting. We recognize revenues for these arrangements based on predetermined monthly fees as determined in our contractual agreements, utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Managed review services are time and materials type of arrangements. These agreements require the client to pay us based on the number of hours worked at contractually agreed-upon rates. We recognize revenues for these arrangements based on hours incurred and contracted rates utilizing a right-to-invoice practical expedient because we have a right to consideration for services completed to date.

Data recovery services are mainly fixed fee arrangements requiring the client to pay a pre-established fee in exchange for the successful completion of a data recovery on a predetermined device. For the recovery services performed by the Company’s technicians, the revenue is recognized at a point in time, when the recovered data is sent to the customer.

Data erasure services are fixed fee arrangements for which revenue is recognized at a point in time, when the certificate of erasure is sent to the customer.

Ontrack PowerControls offers term license subscriptions for customers with on-premises installations of the software pursuant to contracts that are historically one to four years in length. The term license subscriptions include maintenance, support, as well as access to future software upgrades and fixes.  The license and the additional support services are deemed to be one performance obligation, and thus revenue for these arrangements is recognized ratably over the term of the agreement.

Net loss per common share

Basic net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is determined by dividing net loss by the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents, including stock options and restricted shares. Common stock and common stock equivalents included in the computation represent shares issuable upon assumed exercise of outstanding stock options and release of restricted shares, except when the effect of their inclusion would be antidilutive.

On December 19, 2019, the Company completed a reverse merger with Pivotal Acquisition Corp. whereby the Company received 34,800,000 shares for its outstanding 3,707,564 shares, effecting a 1-to-9.3862 stock exchange. The per share amounts have been updated to show the effect of the exchange on earnings per share as if the exchange occurred at the beginning of both years for the quarterly financial statements of the Company. The impact of the stock exchange is also shown on the Company’s Statements of Stockholders’ Equity.

Accounting standards not yet adopted

In connection with the transaction with Pivotal, as discussed in more detail in “Note 2, Acquisitions”, the Company elected to be an Emerging Growth Company under the JOBS Act and take advantage of the extended transition period of delaying the adoption of new or revised accounting standards until such time as those standards apply to private companies. This may make the comparison of the Company’s consolidated financial statements to other public companies not meaningful due to the differences in accounting standards being applied.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize on the balance sheet a right-of-use asset, representing their right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing and uncertainty of cash flows arising from leases. The standard requires the use of a modified retrospective transition approach, which includes a number of optional practical expedients that entities may elect to apply. This standard is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and the Company is currently evaluating the impact that Topic 842 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance is intended to introduce a revised approach to the recognition and measurement of credit losses, emphasizing an updated model based on expected losses rather than incurred losses. The Company is required to adopt ASC 326 effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, and the Company is currently evaluating the impact that Topic 326 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles for income taxes. The new standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption, including the adoption in any interim period, is permitted for all entities. The Company is currently evaluating the potential impact of adoption of the pronouncement on its consolidated financial statements but does not expect the impact to be material.

Note 2 – Acquisitions

Pivotal Acquisition Corp.

On December 19, 2019, Pivotal, the legal predecessor company, consummated the Business Combination with LD Topco, Inc. The stockholders of LD Topco, Inc. received an aggregate of 34,800,000 shares of Pivotal common stock. The former stockholders of LD Topco, Inc. also have the right to receive up to 2,200,000 shares of the Company’s common stock if (i) a change in control occurs or (ii) the reported closing sale price of the Company’s common stock exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations or other similar actions) for any 20 consecutive trading days during the five-year period following the closing of the Business Combination.  The Company also assumed 29,500,000 warrants, each of which entitles the holder to purchase shares of the Company’s common stock beginning on January 18, 2020 at an exercise price of $11.50 per share as part of the Business Combination.

As part of the Business Combination, on December 19, 2019, the Company issued $200 million aggregate principal amount of 8% convertible debentures (“Debentures”) due in 2024. The proceeds of the Debentures were used in part to repay LD Topco Inc.’s outstanding Second Lien Facility (as defined below) and amounts outstanding under its Revolving Credit Facility (as defined below).

Note 3 – Fair value measurements

The Company accounts for recurring and non-recurring fair value measurements in accordance with ASC 820, Fair Value Measurements (“ASC 820”). ASC 820 defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements. The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value, and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 – Fair value is determined by using unadjusted quoted prices that are available in active markets for identical assets and liabilities.

Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models, such as interest rates and yield curves that can be corroborated by observable market data.

Level 3 – Fair value is determined by inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgments to be made by a reporting entity – e.g., determining an appropriate adjustment to a discount factor for illiquidity associated with a given security.

The Company evaluates financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them each reporting period. This determination requires significant judgments to be made by the Company.

The Company believes that the fair values of its current assets and current liabilities (cash, accounts receivable, accounts payable, and other current liabilities) approximate their reported carrying amounts.

The Company estimates the fair value of contingent purchase consideration based on the present value of the consideration expected to be paid during the remainder of the earn-out period, based on management’s assessment of the acquired operations’ forecasted earnings. This fair value measure is based on significant inputs not observed in the market and thus represents a Level 3 measurement.  During 2019, the Company acquired three companies for total consideration of $5.5 million, of which $2.0 million was in cash, $1.5 million was in deferred payments, $1.2 million was in stock and $0.8 million related to future earn outs.  The fair value of future expected acquisition-related contingent consideration obligations was $0.9 million and $0.8 million at June 30, 2020 and December 31, 2019, respectively.

The significant unobservable inputs used in the fair value measurements of the Company’s contingent purchase consideration include its measures of the future profitability and related cash flows of the acquired business or assets, impacted by appropriate discount rates. Significant increases (decreases) in any of these individual inputs would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumptions used for the discount rates is indirectly proportional to the fair value of contingent purchase consideration and a change in the assumptions used for the future cash flows is directly proportional to the fair value of contingent purchase consideration. The Company, using additional information as it becomes available, reassesses the fair value of the contingent purchase consideration on a quarterly basis.

Any change in the fair value of contingent consideration liability results in a remeasurement gain or loss that is recorded as income or expense in the Company’s Consolidated Statements of Comprehensive Loss.

The following table provides a reconciliation of liabilities measured at fair value using significant unobservable inputs (Level 3) for the periods ended June 30, 2020 and December 31, 2019 (in thousands):

Balance at December 31, 2018	$-
Contingent consideration	774
Change in fair value of contingent consideration	48
Balance at December 31, 2019	$822
Contingent consideration	-
Payment of contingent consideration	-
Change in fair value of contingent consideration	58
Balance at June 30, 2020	$880

Management estimates that the carrying amount of the Company’s long-term debt approximates its fair value because the interest rates on these instruments are subject to changes in market interest rates or are consistent with prevailing interest rates.

Note 4 – Leasing arrangements

The Company leases office space and certain equipment under operating and capital lease agreements, expiring in various years through 2027. Certain leases contain annual rent escalation clauses.

Rent expense totaled $3.7 million and $3.9 million for the three months ended June 30, 2020 and 2019, respectively. Rent expense totaled $7.5 million and $7.5 million for the six months ended June 30, 2020 and 2019, respectively.

For years subsequent to June 30, 2020, future minimum payments for all operating and capital lease obligations that have initial non-cancelable lease terms exceeding one year, net of rental income from subleases are as follows (in thousands):

December 31,	Capital Leases	Operating Leases
2020 (6 months)	$1,119	$5,742
2021	1,586	10,442
2022	1,346	8,496
2023	721	7,736
2024	-	6,597
Thereafter	-	13,103
Total	$4,772	$52,116
Less interest on lease obligations	(548)
	4,224
Less current portion	(1,119)
Non-current portion	$3,105

Note 5 – Long term debt

The table below summarizes the components of the Company’s long-term debt (in thousands):

	June 30, 2020	December 31, 2019
First lien facility due 2022	$297,500	$306,000
Convertible debenture notes due 2024	204,312	200,000
Total debt	501,812	506,000
Less: unamortized original issue discount	(17,963)	(19,806)
Less: unamortized debt issuance costs	(4,761)	(5,573)
Total debt, net	479,088	480,621

Current portion of debt	17,000	17,000
Less: current portion of unamortized original issue discount	(2,240)	(3,687)
Less: current portion of unamortized debt issuance costs	(1,686)	(1,624)
Total current portion of debt, net	13,074	11,689
Total long term debt, net	$466,014	$468,932

2016 Credit Agreement

On December 9, 2016, certain subsidiaries of the Company entered into a Credit Agreement (as amended or supplemented to date, the “2016 Credit Agreement”) with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (“First Lien Facility”) and $125.0 million (“Second Lien Facility”) were to mature on December 9, 2022 and December 9, 2023, respectively.

The First Lien Facility established a term loan principal payment schedule with payments due on the last day of each calendar quarter beginning on March 31, 2017 of $2.1 million. Quarterly principal payments increased to $4.3 million beginning on March 31, 2019 with a balloon payment of $259.3 million due at maturity. The interest rate for the First Lien Facility adjusts every interest rate period, which can be one, two, three or six months in duration and is decided by the Company, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), twelve months thereafter. Interest payment dates include the last day of each interest period and any maturity dates of the First Lien Facility; however, if any interest period exceeds three months, the respective dates that fall every three months after the beginning of an interest period is also an interest payment date. For each interest period, the interest rate per annum is 5.875% plus the Adjusted Eurocurrency Rate which is defined as an amount equal to the Statutory Reserve Rate (as defined in the 2016 Credit Agreement) multiplied by the greatest of a) LIBOR, b) 0.00% per annum and c) solely with respect to the Initial Term Loans, 1.00% per annum. At June 30, 2020, the balance due was $297.5 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 1.373%.  At December 31, 2019, the balance due was $306.0 million with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 2.61463%.

The Second Lien Facility required a balloon payment of $125.0 million due at maturity. The interest rate for the Second Lien Facility adjusted every interest rate period, which could have been one, two, three or six months in duration and was decided by the Company, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), twelve months thereafter. Interest payment dates included the last day of each interest period and any maturity dates of the Second Lien Facility; however, if any interest period exceeded three months, the respective dates that fall every three months after the beginning of an interest period was also an interest payment date. For each interest period, the interest rate per annum was 10.0% plus the Adjusted Eurocurrency Rate which was defined as an amount equal to the Statutory Reserve Rate (as defined in the 2016 Credit Agreement) multiplied by the greatest of a) LIBOR, b) 0.00% per annum and c) solely with respect to the Initial Term Loans, 1.00% per annum. At December 19, 2019, the Second Lien Facility was paid off and closed.

The First Lien Facility is secured by substantially all the Company’s assets and contain financial covenants. As of June 30, 2020 and December 31, 2019, the Company was in compliance with all covenants.

The 2016 Credit Agreement includes a mandatory prepayment within ten days after delivery of the annual audited financial statements commencing with the year ending December 31, 2016, in an amount equal to the Excess Cash Flow Percentage of Excess Cash Flow for such Fiscal Year, as defined in the 2016 Credit Agreement. There were no mandatory prepayments with respect to six months ended June 30, 2020 and 2019.

Revolver

The 2016 Credit Agreement also provides for unfunded revolver commitment for borrowing up to $30.0 million, maturing December 9, 2021 (the “Revolving Credit Facility”). Borrowings under the Revolving Credit Facility may be limited by certain financial covenants of the 2016 Credit Agreement including the First Lien Net Leverage Ratio. The Company may draw up to $30.0 million, on a term loan basis, with an adjustable interest rate of 5.375%, 5.625%, or 5.875% based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR. As of June 30, 2020 and December 31, 2019, there was no  outstanding balance under the Revolving Credit Facility.

As of June 30, 2020, there were $29.2 million available capacity for borrowing under the revolving loan commitment due to the $0.8 million of letters of credit outstanding (See Note 10 – Commitments and contingencies).

Convertible Debentures

On December 19, 2019, the Company issued the Debentures in an aggregate principal amount of $200 million. The proceeds of the Debentures were used in part to repay the Company’s outstanding Second Lien Facility and amounts then outstanding under the Revolving Credit Facility.

The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased. The Debentures bear interest at an annual rate of 4.00% in cash, payable quarterly, and 4.00% in kind, accrued quarterly, on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, the Company will add to the principal amount (subject to reduction for any principal amount repaid) of the Debentures an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding. The additional payment will accrue from the last payment date for the additional payment (or the Closing Date if no prior payment has been made), and will also be payable at maturity, upon conversion and upon an optional redemption.

At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at the Company’s option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.

Subject to approval to allow for the full conversion of the Debentures into common stock, the Debentures are convertible into shares of the Company’s common stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event the Company elects to redeem any Debentures, the holders have a right to purchase common stock from the Company in an amount equal to the amount redeemed at the conversion price.

The Debentures contain covenants that limit the Company’s ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate the Company’s subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment, failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately. As of June 30, 2020 and December 31, 2019, the Company was in compliance with all covenants.

Note 6 – Equity incentive plan

On December 19, 2019, the Company adopted the 2019 Incentive Award Plan (the “2019 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. The Compensation Committee did not increase the share reserve under the 2019 Plan in 2020. As of June 30, 2020, 7,500,000 shares of common stock, $0.0001 par value per share (the “Common Stock”) were reserved under the 2019 Plan, of which 1,868,610 shares of Common Stock remained available for issuance.

On March 29, 2016, the Company adopted the 2016 Equity Incentive Plan (as amended, the “2016 Plan”) under which eligible employees, officers, directors and consultants of the Company may be granted incentive or non-qualified stock options, restricted stock, restricted stock units, or other stock-based awards, including shares of common stock. The 2016 Plan was terminated on December 19, 2019 and all outstanding awards were cancelled for no consideration.

Stock option activity

The following table summarizes the Company’s stock option activity under the 2019 Plan:

Description	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (1)
Options Outstanding, December 31, 2019	514,710	$9.90	10.0	$-
Granted	3,892,718	8.41
Forfeited	(58,817)	8.29
Expired	-
Options Outstanding, June 30, 2020	4,348,611	$8.41	9.5	$-
Options Exercisable, June 30, 2020	-	$-	-	$-

(1)

Aggregate intrinsic value represents the difference between the estimated fair value of the underlying Common Stock (as defined below) and the exercise price of outstanding, in-the-money options. There were no in-the-money options as of June 30, 2020 or December 31, 2019.

No stock options were exercised during the six months ended June 30, 2020 and 2019 under the 2019 Plan or the 2016 Plan.

The following table summarizes additional information on stock option grants and vesting (in thousands):

	2016 Plan		2019 Plan
	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Total fair value of stock options granted	$-	$2,492	$8,766	$-
Total fair value of options vested	-	1,402	-	-

Time-based vesting stock options

Under the 2016 Plan, time-based vesting stock options vested over a five-year period, subject to graded vesting schedules, and expired ten years from the date of grant or within 90 days of termination. The weighted-average fair value per share of time-based vesting stock options granted by us was $0 and $37.16 during the six months ended June 30, 2020 and 2019, respectively.

Under the 2016 Plan, for the three months ended June 30, 2020 and 2019, the Company recognized $0.0 million and $0.6 million of stock-based compensation expense in connection with time-based stock options, respectively. Under the 2016 Plan, for the six months ended June 30, 2020 and 2019, the Company recognized $0.0 million and $1.5 million of stock-based compensation expense in connection with time-based stock options, respectively. As of June 30, 2020, there was no unrecognized stock-based compensation expense as the 2016 Plan was terminated during 2019.

Under the 2019 Plan, time-based vesting stock options generally vest over a three-year period and expire not more than ten years from the date of grant. The weighted-average fair value per share of time-based vesting stock options granted by us was $2.21, during the six months ended June 30, 2020.

Under the 2019 Plan, for the three months ended June 30, 2020, the Company recognized $0.8 million of stock-based compensation expense in connection with time-based stock options. Under the 2019 Plan, for the six months ended June 30, 2020, the Company recognized $1.6 million of stock-based compensation expense in connection with time-based stock options. As of June 30, 2020, there was $7.9 million of unrecognized stock-based compensation expense related to unvested time-based stock options that is expected to be recognized over a weighted-average period of 2.5 years.

Performance-based vesting stock options

Performance-based vesting stock options generally vested upon the satisfaction of performance- and market-based criteria, based on the Principal Stockholders’ (as defined in the 2016 Plan) internal rate of return on their investment in the Company as measured following their sale of at least 70% of the Principal Stockholders total holdings in the Company, and expired ten years from the date of grant. The weighted-average fair value per share of performance-based vesting stock options granted by us was $0 and $37.16 during the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020, there were no stock options with performance-based vesting outstanding, as the 2016 Plan was terminated.

Award Valuation

The Company used valuation models to value both time and performance-based vesting stock options granted during the six months ended June 30, 2020 and 2019. The following table summarizes the assumptions used in the valuation models to determine the fair value of awards granted to employees and non- employees under both the 2019 Plan and the 2016 Plan:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Expected volatility	37.63% - 40.98%	36.92%
Expected term (in years)	6.0	6.5
Dividend yield	0.00%	0.00%
Risk free interest rate	1.43% - 0.45%	2.42%

A discussion of management’s methodology for developing each of the assumptions used in the valuation model follows

•

Expected volatility – Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses an estimated volatility based on the historical and implied volatilities of comparable companies.

•

Expected term – This is the period that the options granted are expected to remain unexercised. For options granted during the three and six months ended June 30, 2020 and 2019, the Company derived the expected life of the option based on the average midpoint between vesting and the contractual term as there is little exercise history.

•	Dividend yield – The Company has never declared or paid dividends and has no plans to do so in the foreseeable future.
•	Risk-free interest rate – This is the U.S. Treasury rate for securities with similar terms that most closely resembles the expected life of the option.

Stock-based award activity

During the six months ended June 30, 2020 the Company granted to certain non-employee directors 136,956 restricted stock units (“RSUs”) for their initial appointment to the board and for continued service, which awards are subject to a three or one-year vesting period. Accordingly, the Company will recognize the grant-date fair value of the stock awards, ratably over the vesting period. During the three and six months ended June 30, 2020, the Company recognized an immaterial amount as stock-based compensation expense related to this grant.

During the six months ended June 30, 2019, the Company granted to certain non-employee directors 5,556 stock awards. These stock awards were issued to non-employee directors in satisfaction of their annual retainer payments and are not subject to any vesting conditions, and thus became issued and outstanding shares on the grant date. Accordingly, the Company recognized the grant-date fair value of the stock awards of $0.5 million as stock-based compensation expense concurrent with the grant date of the awards during the three and six months ended June 30, 2019.

Stock-based compensation expense

Stock-based compensation expense is included in the Company’s Consolidated Statements of Comprehensive Loss within the following line items (in thousands):

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Cost of revenues	$326	$154	$681	$298
General and administrative	261	283	491	918
Research and development	67	24	140	43
Sales and marketing	160	119	327	230
Total	$814	$580	$1,639	$1,489

Restricted stock units

The Company granted RSUs to certain employees which are subject to certain vesting criteria.  The RSUs become eligible to begin vesting upon a liquidity event (as defined in the award agreements governing the RSUs). The amount and timing of the vesting of the RSUs is dependent on the type and timing of the liquidity event as it relates to the Business Combination date of December 19, 2019.  Generally, a portion of the RSUs will first vest upon the occurrence of the liquidity event and the remainder will vest in installments thereafter, provided that if the liquidity event occurs after the third anniversary of the Business Combination, all RSUs will vest immediately upon the liquidity event. The vesting of the RSUs is generally subject to continued employment.

RSU activity

The following table summarizes the Company’s stock option activity under the 2019 Plan:

Description	RSUs Outstanding

Balance at December 31, 2019	-
Granted	1,348,163
Forfeited	(65,384)
Expired	-
Balance at June 30, 2020	1,282,779

The Company determined the achievement of the liquidity event was not probable and therefore no expense was recorded during the three or six months ended June 30, 2020.

Note 7 – Equity

The Company is authorized to issue up to 200,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, $0.0001 par value per share. Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. The holders of the Common Stock are entitled to receive dividends out of assets legally available at the time and in the amounts as the Company’s Board of Directors may from time to time determine. In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company shall be distributed ratably among the holders of the then outstanding Common Stock.

Warrants

On December 19, 2019, in connection with the consummation of the Business Combination, the Company assumed 23,000,000 warrants (the “Public Warrants”), 4,585,281 warrants (the “Private Warrants”) and (iii) 1,764,719 warrants (the “Debenture Holder Warrants” and together with the Public Warrants and the Private Warrants, the “Warrants”). These Warrants qualified for equity accounting as the Warrants did not fall within the scope of ASC Topic 480, Distinguishing Liabilities from Equity. The Warrants were measured at fair value at the time of issuance and classified as equity.

Each Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share. If held by the initial purchaser of the Private Warrant or certain permitted transferees, the purchase can occur on a cashless basis. The Warrants will expire on December 19, 2024 or earlier upon redemption or liquidation.

If the reported last sale price of the Company’s Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the Warrant holders, the Company may redeem all the Public Warrants at a price of $0.01 per Warrant upon not less than 30 days’ prior written notice.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a cashless basis. The exercise price and number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. The Warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. The Company will not be required to net cash settle the Warrants.

The Private Warrants are identical to the Public Warrants except that the Private Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Shares Subject to Forfeiture

On December 19, 2019, in connection with the consummation of the Business Combination, 550,000 shares of Common Stock held by Pivotal Acquisition Holdings LLC were subjected to an additional lockup that will be released only if the last reported sale price of the Common Stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the Closing Date. If the last reported sale price of Common Stock does not equal or exceed $15.00 within five years from the Closing Date, such shares of Common Stock will be forfeited to the Company for no consideration. These shares are reported as outstanding in our financial statements.

Note 8 – Income taxes

A valuation allowance has been established against our net U.S. federal and state deferred tax assets, including net operating loss (“NOL”) carryforwards. As a result, our income tax position is primarily related to foreign tax activity and U.S. deferred taxes for tax deductible goodwill and other indefinite-lived liabilities. During the three months ended June 30, 2020 and 2019, the Company recorded an income tax provision of $0.4 million and $0.2 million, respectively, resulting in an effective tax rate of (2.8)% and (1.8)%, respectively. During the six months ended June 30, 2020 and 2019, the Company recorded an income tax provision of $0.6 million and $0.3 million, respectively, resulting in an effective tax rate of (2.2)% and (1.2)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences and the valuation allowance against our domestic deferred tax assets.

Note 9 – Commitments and contingencies

The Company is involved in various legal proceedings, which may arise occasionally in the normal course of business. While the ultimate results of such matters generally cannot be predicted with certainty, management does not expect such matters to have a material effect on the financial position and results of operations as of June 30, 2020.

The Company has four letters of credit totaling $0.8 million as additional security for lease guarantees related to four leased properties.

Risks and Uncertainties

Impacts of COVID-19 pandemic on KLDiscovery’s Business

The potential impacts of the ongoing COVID-19 pandemic on the Company’s business are currently not estimable or determinable.  The Company has made modifications to employee travel, employee work locations, and cancellation of certain events, among other modifications. In March, the Company implemented a salary exchange program pursuant to which certain employees have taken a temporary reduction in salary that ranges from 2% to 20% in exchange for receiving 417,673 stock options and 211,207 RSUs to purchase shares of Common Stock in future periods. The Company decided to extend the salary reductions through December 31, 2020. The Company also initiated limited furloughs for certain employees. The Company will continue to actively monitor the situation and may take further actions that alter its business operations as may be required by federal, state or local authorities or that it determines is in the best interests of its employees, customers, partners, suppliers and stockholders.  It is not clear what the potential effects any such alterations or modifications may have on the Company’s business, including the effects on its customers and prospects, or on its financial results for the remainder of fiscal year 2020.

    On March 27, 2020, the President signed into U.S. federal law the CARES Act, which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility is increased from 30% to 50% of taxable income. We are analyzing the different aspects of the CARES Act to determine whether any specific provisions may impact us.  Similar tax legislation has been enacted in other countries where we operate, and we are also analyzing the different aspects of these legislative developments to determine whether any specific provision may impact us.

Note 10 – Related parties

On December 22, 2015, the Company entered into a consulting agreement with Carlyle Investment Management, LLC, an affiliate of The Carlyle Group, Inc., for advisory, consulting and other services in relation to the strategic and financial management of the Company. For the six months ended June 30, 2019, the Company recognized $0.5 million in management consulting fees, reflected within “General and administrative expenses” in the accompanying consolidated Statements of Comprehensive Loss. The agreement was terminated on December 19, 2019.

In connection with the Business Combination, the Company assumed Debentures of which $102.2 million are owed to affiliates of MGG Investment Group, an affiliate of Kevin Griffin, a director of the Company as of June 30, 2020. For the three months ended June 30, 2020 and 2019, the Company recognized $2.8 million and $0 million in interest expense, respectively, related to the Debentures. For the six months ended June 30, 2020 and 2019, the Company recognized $5.8 million and $0 million in interest expense, respectively, related to the Debentures.

Note 11 – Subsequent events

The Company has evaluated subsequent events through the dates on which this Quarterly Report on Form 10-Q was filed, the date on which these financial statements were issued, and identified no additional items for disclosure.

Item 2.     Management’s Discussion and Analysis of Financial Condition and Results of Operations

We believe that this Quarterly Report on Form 10-Q contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Report, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we discuss our strategies or plans, we are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management. The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section titled “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (our “Annual Report”). These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic and its potential impact on our business and the global economy. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Throughout this section, unless otherwise noted “we,” “us,” “our,” “Company,” “KLDiscovery,” “KLD,” “KLDiscovery Inc.” or “LD Topco, Inc.” refer to KLDiscovery Inc. and its consolidated subsidiaries. As a result of the Business Combination, (i) KLDiscovery Inc.’s consolidated financial results for periods prior to December 19, 2019 reflect the financial results of LD Topco, Inc. and its consolidated subsidiaries, as the accounting predecessor to KLDiscovery Inc., and (ii) for periods from and after this date, KLDiscovery Inc.’s financial results reflect those of KLDiscovery Inc. and its consolidated subsidiaries (including LD Topco, Inc. and its subsidiaries) as the successor following the Business Combination. The following overview provides a summary of the sections included in this Management’s Discussion and Analysis of Financial Condition and Results of Operations:

•	Executive Summary — a general description of our business and key highlights for the three and six months ended June 30, 2020.

•	Results of Operations — an analysis of our results of operations in our condensed consolidated financial statements.

•	Liquidity and Capital Resources — an analysis of our cash flows, sources and uses of cash, commitments and contingencies and quantitative and qualitative disclosures about market risk.

•	Critical Accounting Policies and Estimates — a discussion of critical accounting policies requiring judgments and estimates.

Executive Summary

We are one of the leading eDiscovery providers and the leading data recovery services provider to corporations, law firms, government agencies and individual consumers. We provide technology-enabled services and software to help law firms, corporations, government agencies and consumers solve complex data challenges. We have broad geographical coverage in the eDiscovery and data recovery industries with more than 39 locations in 19 countries, 9 data centers and 21 data recovery labs around the globe. Our legal technology services cover both eDiscovery and information governance services to support the litigation, regulatory compliance, and internal investigation needs of our clients. We offer data collection and forensic investigation, early case assessment, electronic discovery and data processing, application software, data hosting, and managed review services. In addition, through our global Ontrack Data Recovery name, we deliver world-class data recovery, email extraction and restoration, data destruction and tape management services.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Data proliferation is contributing to growth in the eDiscovery and information governance market. Data is growing at an exponential rate due to several factors, including the adoption of mobile devices, accessibility of hosted systems and increased reliance on electronic data storage. We are well positioned to gain market share from the growth of electronically stored information given our prior and continued investment in our infrastructure and proprietary technologies that allows us to efficiently identify, preserve, collect, process, review and host complex data sets. We will continue to develop and enhance our technology which will position us to continue to evolve as the market changes.

The eDiscovery and information governance market is highly fragmented and price competitive. While many of our competitors rely on third party software tools to provide their services, we offer our services utilizing our own end-to-end proprietary tools as well as third party platforms. Because we can provide service offerings utilizing proprietary technology, we have more flexibility in pricing, and we are not hindered by third party licensing software expenses. As such, our proprietary tools allow us to be less impacted by significant price compression than our competitors.

Historically, on-premise tools have been the dominant deployment solution. However, recently the market has shifted to cloud-based solutions and this shift could result in increased revenue for us as we offer our own proprietary cloud-based solutions.

We classify our legal technology revenue as follows:

•

Collections and Processing Services: We have remote and onsite collection services. Our proprietary workflows and tools allow us to ingest, extract native file metadata and index in a normalized format. We have near duplication tools to quickly discard duplicative or irrelevant data, significantly minimizing the data that needs to be reviewed. Our analytics include predictive coding which allows us to automatically classify millions of documents in a matter of hours. We offer email threading that looks at relationships between email messages to identify the most content inclusive messages to avoid redundant review and we have language identification that can automatically identify the primary language in all documents in the data set. The collection of data is billed either by the unit or hour and the data that is processed and produced is billed by gigabyte, page or by file.

•

Forensics and Consulting Services: We provide the expertise and tools needed to extract and analyze digital evidence to support a client’s legal matter. Our forensics experts help extract critical evidence, recover any data that individuals may have sought to erase or hide, retrieve key data buried in documents and organize data contained in multiple information sources to give our client the insight and knowledge they need. Our forensics and consulting services are billed by either hour or unit.

•	Professional Services: We manage complex eDiscovery matters and partner with our clients to assist through the lifecycle of a case. Our professional services are billed on an hourly basis.
•

Managed Review Services: We use our extensive eDiscovery project management experience, technological excellence and global presence to provide clients with a secure, seamless and cost-effective managed review solution. We assemble review teams of experienced legal professionals for any type of case. Each team member is a qualified attorney who has passed a selective screening process and has received training from a KLDiscovery review manager to ensure the most efficient and defensible review of a client’s documents. Document review managers have extensive project management experience to oversee the entire review process and work with the client’s legal team as an integrated partner. Our industry experts have developed advanced managed review processes and tools and deliver services in state-of-the-art facilities, handle subject matter versatility, are platform agnostic, possess expert working knowledge of predictive coding and technology assisted review workflows, have multilingual capabilities and focus on quality. Our managed review services are billed on an hourly basis.

•

Hosting: We have flexible technology options and platforms to host our client’s data for the life of the matter. We offer secure data centers around the globe to support data across jurisdictions and privacy laws. Hosting is billed by gigabyte.

•

Subscription: We offer subscription pricing options to provide cost predictability over time. Subscriptions cover a range of our services and are typically a fixed fee billed monthly for contract terms averaging 1 to 3 years.

We classify our data recovery revenue as follows:

•

Data Recovery Services: We recover lost data from devices that store digital information, including data centers, cloud, business servers, workstations, laptops and mobile devices. Pricing is per device.

•

PowerControls and Data Recovery Software: We enable search and recovery of data from database files and physically sound devices. Pricing is typically an annual or multi-year agreement at a fixed price.

For the three months ended June 30, 2020 and 2019, our legal technology revenue was $55.1 million and $67.5 million, respectively, and our data recovery revenue was $9.3 million and $10.8 million, respectively. For the six months ended June 30, 2020 and 2019, our legal technology revenue was $121.9 million and $130.1 million, respectively, and our data recovery revenue was $20.8 million and $23.3 million, respectively. Additionally, we have longstanding relationships with our clients and for the three and six months ended June 30, 2020 and 2019, no single client accounted for more than 5% of our revenues.

Non-U.S. GAAP Financial Measures

We prepare audited financial statements in accordance with U.S. GAAP. We also disclose and discuss other non-U.S. GAAP financial measures such as EBITDA and adjusted EBITDA. We believe that these measures are relevant and provide useful supplemental information to investors by providing a baseline for evaluation and comparing our operating performance against that of other companies in our industry.

The non-U.S. GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies and in the future, we may disclose different non-U.S. GAAP financial measures in order to help our investors meaningfully evaluate and compare our results of operations to our previously reported results of operations or to those of other companies in our industry. We believe these non-U.S. GAAP financial measures reflect our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and other items, such as interest, income taxes, management fees and equity compensation, acquisition and transaction costs, restructuring costs, systems establishment and costs associated with strategic initiatives which are incurred outside the ordinary course of our business, provides information about our cost structure and helps us to track our operating progress. We encourage investors and potential investors to carefully review the U.S. GAAP financial information and compare them with our EBITDA and adjusted EBITDA.

Adjusted EBITDA

We define EBITDA as net income (loss) plus interest (income) expense, income tax expense (benefit), depreciation and amortization. We view adjusted EBITDA as our operating performance measure and as such, we believe that the most directly comparable U.S. GAAP financial measure is net loss. In calculating adjusted EBITDA, we exclude from net loss certain items that we believe are not reflective of our ongoing business and exclusion of these items allows us to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions:

•

Acquisition, financing and transaction costs generally represented by non-ordinary course earn-out valuation changes, rating agency fees, letter of credit and revolving facility fees, as well as professional service fees and direct expenses related to acquisitions. Because we do not acquire businesses on a predictable cycle, we do not consider the amount of acquisition- and integration-related costs to be a representative component of the day-to-day operating performance of our business.

•

Strategic initiatives expenses relate to costs resulting from pursuing strategic business opportunities. We do not consider the amounts to be representative of the day-to-day operating performance of our business.

•

Management fees, stock compensation and other primarily represents consulting fees and portions of compensation paid to our employees and executives through stock-based instruments. Determining the fair value of the stock-based instruments involves a high degree of judgment and estimation and the expenses recorded may not align with the actual value realized upon the future exercise or termination of the related stock-based awards. Therefore, we believe it is useful to exclude stock-based compensation to better understand the long-term performance of our core business.

•

Restructuring costs generally represent non-ordinary course costs incurred in connection with a change in a contract or a change in the makeup of our personnel often related to an acquisition. We do not consider the amount of restructuring costs to be a representative component of the day-to-day operating performance of our business.

•

Systems establishment costs relate to non-ordinary course expenses incurred to develop our IT infrastructure, including system automation and enterprise resource planning system implementation. We do not consider the amount to be representative of a component of the day-to-day operating performance of our business.

Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by any of these adjustments, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, adjusted EBITDA should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

The use of adjusted EBITDA instead of U.S. GAAP measures has limitations as an analytical tool, and adjusted EBITDA should not be considered in isolation, or as a substitute for analysis of our results of operations and operating cash flows as reported under U.S. GAAP. For example, adjusted EBITDA does not reflect:

•	our cash expenditures or future requirements for capital expenditures;
•	changes in, or cash requirements for, our working capital needs;
•	interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
•	any cash income taxes that we may be required to pay;
•	any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future; or
•	all non-cash income or expense items that are reflected in our statements of cash flows.

RESULTS OF OPERATIONS

Impacts of the COVID-19 pandemic on the Company’s Business

The potential impacts of the ongoing COVID-19 pandemic on our business are currently not estimable or determinable.  We are conducting business as usual with some modifications to employee travel, employee work locations, and cancellation of certain events, among other modifications. We have implemented a salary exchange program pursuant to which certain employees have taken a temporary reduction in salary that ranges from 2% to 20% in exchange for receiving additional stock options and RSUs. We decided to extend the salary reductions through December 31,2020. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities or that we determine is in the best interests of our employees, customers, partners, suppliers and stockholders.  It is not clear what the potential effects of any such alterations or modifications may have on our business, including the effects on our customers and prospects, or on our financial results for the remainder of fiscal year 2020.

On March 27, 2020, the President signed into U.S. federal law the CARES Act, which is aimed at providing emergency assistance and health care for individuals, families, and businesses affected by the COVID-19 pandemic and generally supporting the U.S. economy. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, NOL carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. In particular, under the CARES Act, (i) for taxable years beginning before 2021, NOL carryforwards and carrybacks may offset 100% of taxable income, (ii) NOLs arising in 2018, 2019, and 2020 taxable years may be carried back to each of the preceding five years to generate a refund and (iii) for taxable years beginning in 2019 and 2020, the base for interest deductibility is increased from 30% to 50% of taxable income. We are analyzing the different aspects of the CARES Act to determine whether any specific provisions may impact us.  Similar tax legislation has been enacted in other countries where we operate, and we are also analyzing the different aspects of these legislative developments to determine whether any specific provision may impact us.

For the three months ended June 30, 2020 compared with the three months ended June 30, 2019

The following table sets forth statements of operations data for each of the periods indicated:

	For the Three Months Ended June 30,
(in millions)	2020	2019
Revenues	$64.4	$78.3
Cost of revenues	34.2	39.4
Gross profit	30.2	38.9
Operating expenses	31.7	37.7
Loss from operations	(1.5)	1.2
Interest expense	13.0	12.4
Other expense	-	-
Loss before income taxes	(14.5)	(11.2)
Income tax provision	0.4	0.2
Net loss	(14.9)	(11.4)
Total other comprehensive (loss) income, net of tax	2.7	(0.9)
Comprehensive loss	(12.2)	(12.3)

Revenues

Revenues decreased by $13.9 million, or 17.8%, to $64.4 million for the three months ended June 30, 2020 as compared to $78.3 million for the three months ended June 30, 2019. This is primarily due to decreases in collections and processing of $4.1 million, managed review of $3.4 million, hosting services of $2.4 million and data recovery of $1.6 million. These decreases are primarily due to the impacts of COVID-19, as many clients have delayed the start of new matters and court systems have widely been closed.

Cost of Revenues

Cost of revenues decreased by $5.2 million, or 13.2%, to $34.2 million for the three months ended June 30, 2020 as compared to $39.4 million for the three months ended June 30, 2019.  This decrease is partially due to the decreased revenue due to the impact of  COVID-19, which drove personnel expenses down $1.8 million and outsourcing expense down $0.4 million along with expense reduction measures implemented by management which decreased personnel expense by an additional $1.7 million, and travel and entertainment by $0.6 million, among other smaller decreases.  As a percentage of revenue, our cost of revenues for the three months ended June 30, 2020 increased to 53.1% as compared to 50.3% for the three months ended June 30, 2019. This increase was driven by decreased revenues due to COVID-19 without a corresponding decrease related to fixed costs in cost of goods sold.

Gross Profit

Gross profit decreased by $8.7 million, or 22.4%, to $30.2 million for the three months ended June 30, 2020 as compared to $38.9 million for the three months ended June 30, 2019. Gross profit decreased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the three months ended June 30, 2020 decreased to 46.9% as compared to 49.7% for the three months ended June 30, 2019 primarily due to the factors noted above.

Operating Expenses

Operating expenses decreased by $6.0 million, or 15.9%, to $31.7 million for the three months ended June 30, 2020 as compared to $37.7 million for the three months ended June 30, 2019. This decrease is primarily due to decreased personnel expenses of $2.3 million, and decreased travel and entertainment of $0.7 million, both the result of Company cost savings initiatives in response to COVID-19,  along with decreased professional service costs of $1.9 million, decreased contract and temporary labor of $0.5 million, decreased marketing expenses of $0.3 million and decreased depreciation and amortization due to acquired assets being fully amortized of $0.9 million. This is partially offset by an increase of $0.7 million in bad debt expense in response to possible collection issues resulting from COVID-19. As a percentage of revenue, our operating expenses for the three months ended June 30, 2020 increased to 49.2% as compared to 48.1% for the three months ended June 30, 2019 due to the factors noted above.

Interest Expense

Interest expense increased by $0.6 million, or 4.8%, to $13.0 million for the three months ended June 30, 2020 as compared to $12.4 million for the three months ended June 30, 2019. This increase is primarily due to the increase in outstanding debt, partially offset by lower interest rates during the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

Income Tax Provision (Benefit)

During the three months ended June 30, 2020 and 2019, we recorded an income tax provision of $0.4 million and $0.2 million, respectively, resulting in an effective tax rate of (2.8)% and (1.8)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, U.S. state and local income taxes and the valuation allowance against our domestic deferred tax assets. The effective rate for the three months ended June 30, 2020 increased from the three months ended June 30, 2019 primarily due to a change in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates.

Net Loss

Net loss for the three months ended June 30, 2020 was $14.9 million compared to $11.4 million for the three months ended June 30, 2019. Net loss increased for the three months ended June 30, 2020 as compared to the three months ended June 30, 2019 due to the factors noted above.

Adjusted EBITDA

	For the Three Months Ended June 30,
(in millions)	2020	2019
Net Loss	$(14.9)	$(11.4)
Interest expense	13.0	12.4
Income tax expense (benefit)	0.4	0.2
Depreciation and amortization expense	12.0	12.5
EBITDA	$10.5	$13.7
Acquisition, financing and transaction costs	0.2	2.6
Strategic Initiatives:
Sign-on bonus amortization	-	0.1
Non-recoverable draw	-	0.9
Total strategic initiatives	-	1.0
Management fees, stock compensation and other	0.8	0.9
Restructuring costs	0.1	0.6
Systems establishment	0.6	0.8
Adjusted EBITDA	$12.2	$19.6

For the six months ended June 30, 2020 compared with the six months ended June 30, 2019

The following table sets forth statements of operations data for each of the periods indicated:

	For the Six Months Ended June 30,
(in millions)	2020	2019
Revenues	$142.7	$153.3
Cost of revenues	73.7	76.9
Gross profit	69.0	76.4
Operating expenses	69.8	76.5
Loss from operations	(0.8)	(0.1)
Interest expense	25.9	24.5
Other expense	0.1	0.1
Loss before income taxes	(26.8)	(24.7)
Income tax provision	0.6	0.3
Net loss	(27.4)	(25.0)
Total other comprehensive (loss) income, net of tax	(1.7)	-
Comprehensive loss	(29.1)	(25.0)

Revenues

Revenues decreased by $10.6 million, or 6.9%, to $142.7 million for the six months ended June 30, 2020 as compared to $153.3 million for the six months ended June 30, 2019. This is primarily due to decreases in collections and processing of $3.6 million, hosting services of $2.9 million, data recovery of $2.5 million and subscription revenue of $2.1 million partially offset by an increase in managed review services of $0.9 million, which is the result of an increase in managed review projects during the first quarter. The decreases are primarily due to the impacts of COVID-19 as many clients have delayed the start of new matters and court systems have widely been closed.

Cost of Revenues

Cost of revenues decreased by $3.2 million, or 4.2%, to $73.7 million for the six months ended June 30, 2020 as compared to $76.9 million for the six months ended June 30, 2019.  This decrease is partially due to the expense reduction measures implemented by management which decreased personnel expense by an additional $1.7 million and travel and entertainment by $0.6 million, decreased communications costs of $0.4 million and decreased professional services of $0.3 million partially offset by higher amortization of intangibles of approximately $0.6 million due to new assets placed in service. As a percentage of revenue, our cost of revenues for the six months ended June 30, 2020 increased to 51.6% as compared to 50.2% for the six months ended June 30, 2019. This increase was driven by decreased revenues due to COVID-19 without a corresponding decrease related to fixed costs in cost of goods sold.

Gross Profit

Gross profit decreased by $7.4 million, or 9.7%, to $69.0 million for the six months ended June 30, 2020 as compared to $76.4 million for the six months ended June 30, 2019. Gross profit decreased primarily due to the factors noted above. As a percentage of revenue, our gross profit for the six months ended June 30, 2020 decreased to 48.4% as compared to 49.8% for the six months ended June 30, 2019 primarily due to the factors noted above.

Operating Expenses

Operating expenses decreased by $6.7 million, or 8.8%, to $69.8 million for the six months ended June 30, 2020 as compared to $76.5 million for the six months ended June 30, 2019. This decrease is primarily due to cost savings initiatives in response to COVID-19 which led to decreased personnel expenses of $4.2 million, $0.9 million less travel expenses and $0.8 million less marketing costs and $0.6 million decrease occupancy expenses. As a percentage of revenue, our operating expenses for the six months ended June 30, 2020 decreased to 48.9% as compared to 49.9% for the six months ended June 30, 2019 due to the factors noted above.

Interest Expense

Interest expense increased by $1.4 million, or 5.7%, to $25.9 million for the six months ended June 30, 2020 as compared to $24.5 million for the six months ended June 30, 2019. This increase is primarily due to the increase in outstanding debt, partially offset by lower interest rates during the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Income Tax Provision (Benefit)

During the six months ended June 30, 2020 and 2019, we recorded an income tax provision of $0.6 million and $0.3 million, respectively, resulting in an effective tax rate of (2.2)% and (1.2)%, respectively. These effective tax rates differ from the U.S. federal statutory rate primarily due to the effects of foreign tax rate differences, U.S. state and local income taxes and the valuation allowance against our domestic deferred tax assets. The effective rate for the three months ended June 30, 2020 increased from the three months ended June 30, 2019 primarily due to a change in the allocation of our pre-tax earnings and losses among countries with differing statutory tax rates.

Net Loss

Net loss for the six months ended June 30, 2020 was $27.4 million compared to $25.0 million for the six months ended June 30, 2019. Net loss increased for the six months ended June 30, 2020 as compared to the six months ended June 30, 2019 due to the factors noted above.

Adjusted EBITDA

	For the Six Months Ended June 30,
(in millions)	2020	2019
Net Loss	$(27.4)	$(24.9)
Interest expense	25.9	24.5
Income tax expense	0.6	0.3
Depreciation and amortization expense	23.8	25.1
EBITDA	$22.9	$25.0
Acquisition, financing and transaction costs	0.3	2.8
Strategic Initiatives:
Sign-on bonus amortization	0.2	0.2
Non-recoverable draw	0.3	2.0
Total strategic initiatives	0.5	2.2
Management fees, stock compensation and other	1.8	2.1
Restructuring costs	0.7	1.3
Systems establishment	1.0	1.4
Adjusted EBITDA	$27.2	$34.8

Liquidity and Capital Resources

Our primary cash needs have been to meet debt service requirements and to fund working capital and capital expenditures. We fund these requirements from cash generated by our operations, as well as funds available under our revolving credit facility (our “Revolving Credit Facility”). Although our eDiscovery solutions and information archiving services are billed on a monthly basis in arrears with amounts typically due within 30 to 45 days, the eDiscovery industry tends towards longer collectability trends. As a result, we have typically collected on the majority of our eDiscovery accounts receivables within 90 to 120 days, which is consistent within the industry. With respect to our data recovery services, they are billed as the services are provided, with payments due within 30 days of billing. We typically collect on our data recovery services accounts receivables within 30 to 45 days. Lastly, the majority of our data recovery software is billed monthly in advance with amounts typically due within 30 to 45 days; however, depending on the client contract, billing can occur annually, quarterly or monthly. Long outstanding receivables are not uncommon due to the nature of our legal technology services as litigation cases can go on for years, and in certain instances, our collections are delayed until the customer has received payment for their services in connection with a legal matter or the case has been settled. These long-outstanding invoices are not necessarily indicative of an inability to collect, but more-so a function of the industry in which we operate. We have experienced no material seasonality trends as it relates to collection on our accounts receivables. As of June 30, 2020, we had $34.1 million in cash compared to $43.4 million as of December 31, 2019. As of June 30, 2020, we had $479.1 million of outstanding borrowings compared to $480.6 million as of December 31, 2019. We expect to finance our operations over the next 12 months primarily through existing cash balances and cash flow.

2016 Credit Agreement

The Facilities

On December 9, 2016, we entered into a Credit Agreement (as amended or supplemented to date, the “2016 Credit Agreement”) with a group of lenders to establish term loan facilities and a revolving line of credit for borrowings by LD Intermediate, Inc. and LD Lower Holdings, Inc. (the “Initial Term Loans”). The Initial Term Loan borrowings of $340.0 million (the “First Lien Facility”) and $125.0 million (the “Second Lien Facility” and, together with the First Lien Facility, the “Facilities”) were to mature on December 9, 2022 and December 9, 2023, respectively.  The Second Lien Facility was repaid on December 19, 2019 in connection with the consummation of the Business Combination.

The First Lien Facility established a term loan principal payment schedule with payments due on the last day of each calendar quarter, beginning on March 31, 2017 with a payment of $2.1 million. Quarterly principal payments increased to $4.3 million beginning on March 31, 2019 with a balloon payment of $259.3 million due at maturity. The interest rate for the First Lien Facility adjusts every interest rate period, which can be one, two, three or six months in duration and is decided by us, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), 12 months thereafter. Interest payment dates include the last day of each interest period and any maturity dates of the First Lien Facility; however, if any interest period exceeds three months, the respective dates that fall every three months after the beginning of an interest period is also an interest payment date. For each interest period, the interest rate per annum is 5.875% plus the Adjusted Eurocurrency Rate which is defined as an amount equal to the Statutory Reserve Rate (as defined in the 2016 Credit Agreement) multiplied by the greatest of (a) LIBOR, (b) 0.00% per annum and (c) solely with respect to the Initial Term Loans, 1.00% per annum. As of June 30, 2020, the balance due was $297.5 million, with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 1.373%. As of December 31, 2019, the balance due was $306.0 million, with an interest rate of 5.875% plus an Adjusted Eurocurrency Rate of 2.05638%.

The Second Lien Facility required a balloon payment of $125.0 million due at maturity. The interest rate for the Second Lien Facility adjusted every interest rate period, which could be one, two, three or six months in duration and is decided by us, or to the extent consented to by all Appropriate Lenders (as defined in the 2016 Credit Agreement), 12 months thereafter. Interest payment dates included the last day of each interest period and any maturity dates of the Second Lien Facility; however, if any interest period exceeds three months, the respective dates that fall every three months after the beginning of an interest period was also an interest payment date. For each interest period, the interest rate per annum was 10.0% plus the Adjusted Eurocurrency Rate which was defined as an amount equal to the Statutory Reserve Rate multiplied by the greatest of (a) LIBOR, (b) 0.00% per annum and (c) solely with respect to the Initial Term Loans, 1.00% per annum. The Second Lien Facility was repaid upon consummation of the Business Combination on December 19, 2019.

The Facilities are secured by substantially all of our assets and contain certain covenants. As of June 30, 2020 and December 31, 2019, we were in compliance with all covenants.

The 2016 Credit Agreement includes a mandatory excess cash flow prepayment within ten days after delivery of the annual audited financial statements commencing with the year ended December 31, 2017. The Excess Cash Flow amount is specifically defined in Section 1.01 of the 2016 Credit Agreement. The Excess Cash Flow calculation starts with net income and then adds back a series of non-cash expenses, capital expenditures, M&A, and debt related amounts to arrive at a final amount due.

The amount of the Excess Cash Flow payment is reduced if the First Lien Net Leverage Ratio falls below certain thresholds. Such percentage in respect of any Excess Cash Flow Period shall be reduced to 50%, 25% or 0% if the First Lien Net Leverage Ratio as of the last day of the year to which such Excess Cash Flow Period relates was equal to or less than 3.75 to 1.00, 3.25 to 1.00 or 2.75 to 1.00, respectively.

We were not required to make any additional principal payments under the Excess Cash Flow covenant for the three or six months ended June 30, 2019 and 2020 and do not anticipate making any additional principal payments under the Excess Cash Flow covenant for the year ended December 31, 2020.

Revolving Credit Facility

The 2016 Credit Agreement also provides for a Revolving Credit Facility of up to $30.0 million that matures December 9, 2021. Borrowings under the Revolving Credit Facility may be subject to meeting certain financial covenants set forth in the 2016 Credit Agreement, including the First Lien Net Leverage Ratio. We may draw up to $30.0 million under the Revolving Credit Facility, on a term loan basis, with either an adjustable eurocurrency loan interest rate of 5.375%, 5.625%, or 5.875% with interest rates based on the First Lien Net Leverage Ratio plus an amount equal to the LIBOR, or a base rate loan interest rate of 4.375%, 4.635%, or 4.875% plus the Base Rate (as defined in the 2016 Credit Agreement). As of June 30, 2020 and December 31, 2019, we had $0.0 million outstanding under our Revolving Credit Facility, respectively, and $0.8 million and $0.9 million, respectively, in letters of credit issued as of June 30, 2020 and December 31, 2019 with $29.2 million available borrowing capacity under the Revolving Credit Facility as of June 30, 2020.

The Initial Term Loan borrowings pursuant to the 2016 Credit Agreement were issued at an original issue discount of $11.9 million and $6.3 million for the First Lien Facility and Second Lien Facility, respectively. The original issue discount is amortized using the effective yield method over the respective term of each Facility. We wrote off the OID related to the Second Lien Facility when it was repaid in 2019.

We incurred closing fees in connection with the entry into the Facilities and the Revolving Credit Facility pursuant to the 2016 Credit Agreement of $13.6 million. These closing fees were deferred on December 9, 2016, along with fees of $0.6 million related to our prior term loan facility that we refinanced in connection with our entry into the 2016 Credit Agreement and are amortized over their respective terms. We are always evaluating opportunities for a more advantageous indebtedness structure, which may include a refinancing or replacement of our Facilities and/or our Revolving Credit Facility.

Convertible Debenture Notes

In connection with the Business Combination on December 19, 2019, we issued $200 million aggregate principal amount Debentures due 2024 in a private placement to certain “accredited investors” pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The equity structure as of the date of the Business Combination included 2,097,974 shares of common stock and 1,764,719 warrants for the issuance of common stock to the Debenture holders related to the Debenture issuance. The proceeds of the Debentures were used in part to repay our outstanding Second Lien Facility and amounts outstanding under the Revolving Credit Facility.

The Debentures mature on December 19, 2024 unless earlier converted, redeemed or repurchased. The Debentures bear interest at an annual rate of 4.00% in cash and 4.00% in kind, payable quarterly on the last business day of March, June, September and December. In addition, on each anniversary of the Closing Date, we will add to the principal amount (subject to reduction for any principal amount repaid) of the Debentures an amount equal to 3.00% of the original aggregate principal amount of the Debentures outstanding, which will accrue from the last payment and will be payable at maturity, upon conversion or upon an optional redemption, if no prior payment was made.

At any time, upon notice as set forth in the Debentures, the Debentures are redeemable at our option, in whole or in part, at a price equal to 100% of the principal amount of the Debentures redeemed, plus accrued and unpaid interest thereon.

Subject to approval to allow for the full conversion of the Debentures into common stock, the Debentures are convertible into shares of our common stock at the option of the Debenture holders at any time and from time to time at a price of $18 per share, subject to certain adjustments. However, in the event we elect to redeem any Debentures, the holders have a right to purchase common stock from us in an amount equal to the amount redeemed at the conversion price.

The Debentures contain covenants that limit our ability to, among other things: (i) incur additional debt; (ii) create liens on assets; (iii) engage in certain transactions with affiliates; or (iv) designate our subsidiaries as unrestricted subsidiaries. The Debentures provide for customary events of default, including non-payment, failure to comply with covenants or other agreements in the Debentures and certain events of bankruptcy or insolvency. If an event of default occurs and continues, the holders of at least 25% in aggregate principal amount of the outstanding Debentures may declare the entire principal amount of all the Debentures to be due and payable immediately.

Our net cash flows from operating, investing and financing activities for the six months ended June 30, 2020 and 2019 were as follows:

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
Net cash provided by (used in):
Operating activities	$8,730	$(11,882)
Investing activities	$(8,999)	$(5,140)
Financing activities	$(8,955)	$(1,807)
Effect of foreign exchange rates	$(84)	$14
Net decrease in cash	$(9,308)	$(18,815)

Cash Flows Used in Operating Activities

Net cash provided by operating activities was $8.7 million for the six months ended June 30, 2020 as compared to net cash used in operating activities of $11.9 million for the six months ended June 30, 2019. The increase in net cash provided is due to a $7.3 million increase in non-cash expenses which were included in our net loss and a $15.8 million decrease in cash used for working capital, offset by a $2.5 million increase in net loss. The period over period increase in non-cash items is primarily due to a $7.1 million increase in paid-in-kind interest, $0.4 million increase in deferred income taxes and a $0.8 million increase in the allowance provision, offset by a $1.2 million decrease in depreciation and amortization. The decrease in cash used for working capital for the period is primarily due to a $15.7 million decrease in accounts receivable and a $2.6 million increase in accounts payable and accrued expenses, offset by a $2.4 million increase in prepaid expense and other current assets. Trade accounts receivable fluctuate from period to period depending on the period to period change in revenue and the timing of collections. Accounts payable fluctuate from period to period depending on the timing of purchases and payments.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $9.0 million for the six months ended June 30, 2020 as compared to net cash used in investing activities of $5.1 million for the six months ended June 30, 2019. The increase in cash used is due to $3.1 million cash payments related to acquisitions in 2020 and a $0.8 million increase in purchases of property and equipment.

Cash Flows Provided by Financing Activities

For the six months ended June 30, 2020, net cash used for financing activities of $9.0 million related to the payments of long-term debt of $8.5 million and capital lease obligations of $0.5 million. For the six months ended June 30, 2019, net cash used for financing activities of $1.8 million related to the net borrowings from our Revolving Credit Facility of $7.0 million, offset by payments of long-term debt of $8.5 million and payments on capital lease obligations of $0.3 million.

Contractual Obligations

Our operating lease obligations are disclosed in Note 4 to our unaudited consolidated financial statements included elsewhere in this Quarterly Report on Form 10-Q. Rent expense for the three months ended June 30, 2020 and 2019 was $3.7 million and $3.9 million, respectively. Rent expense for the six months ended June 30, 2020 and 2019 was $7.5 million and $7.5 million, respectively.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities or purchased any nonfinancial assets.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included in “Item 1 – Financial Statements” included elsewhere in this Quarterly Report on Form 10-Q for a summary of accounting standards not yet adopted.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In applying accounting principles, it is often required to use estimates. These estimates consider the facts, circumstances and information available, and may be based on subjective inputs, assumptions and information known and unknown to us. Material changes in certain of the estimates that we use could potentially affect, by a material amount, our consolidated financial position and results of operations. Although results may vary, we believe our estimates are reasonable and appropriate. There were no changes to our critical accounting policies from those described in our Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the SEC on March 26, 2020.

Item 3.      Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We are subject to interest rate market risk in connection with our long-term indebtedness. Our principal interest rate exposure relates to outstanding amounts under the $340 million First Lien Facility as well as the Revolving Credit Facility of $30 million. Interest rate changes generally impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors are held constant. Assuming the amounts outstanding at June 30, 2020 are fully drawn, each one-eighth percentage point increase or decrease in the applicable interest rates would correspondingly change our annualized interest expense by approximately $0.1 million. We do not currently hedge our interest rate exposure.

Exchange Rate Risk

Results of operations for our non-U.S. subsidiaries are translated from the designated functional currency to the reporting currency of the U.S. dollar. Revenues and expenses are translated at average exchange rates for each month, while assets and liabilities are translated at balance sheet date exchange rates. Resulting net translation adjustments are recorded as a component of stockholders’ equity in “Accumulated other comprehensive (loss) income” in our Condensed Consolidated Balance Sheets included elsewhere in this Quarterly Report on Form 10-Q.

Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in “Other expense” in our Consolidated Statements of Comprehensive Loss included elsewhere in this Quarterly Report on Form 10-Q. Such transaction gains and losses may be realized or unrealized depending upon whether the transaction settled during the period or remains outstanding at the balance sheet date.

During the three months ended June 30, 2020 and 2019, we generated the equivalent of $12.4 million and $17.5 million, respectively, of U.S. dollar-denominated revenues in non-U.S. subsidiaries. Each 100 basis point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the three month period would have correspondingly changed our revenues by approximately $0.2 million for each of the three months ended June 30, 2020 and 2019. During the six months ended June 30, 2020 and 2019, we generated the equivalent of $28.6 million and $33.9 million, respectively, of U.S. dollar-denominated revenues in non-U.S. subsidiaries. Each 100 basis point increase or decrease in the average foreign currency rate to U.S. dollar exchange rate for the six month period would have correspondingly changed our revenues by approximately $0.3 million for each of the six months ended June 30, 2020 and 2019. We do not currently hedge our exchange rate exposure.

Item 4.     Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls Over Financial Reporting

This Quarterly Report on Form 10-Q does not include a report of management’s assessment regarding our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) due to a transition period established by rules of the SEC.

Changes to Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Part II. Other Information

Item 1.     Legal Proceedings.

In the ordinary conduct of our business, we are subject to lawsuits, arbitrations and administrative proceedings from time to time. We vigorously defend these claims; however, no assurances can be given as to the outcome of any pending legal proceedings. We believe, based on currently available information, that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on our business, financial condition, liquidity or results of operations.

Item 1A.  Risk Factors.

Except as noted below, there have been no material changes to the risk factors disclosed in “Risk Factors” in Part I, Item 1A, of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 as filed with the SEC on March 26, 2020.

An outbreak of disease or similar public health threat, such as a novel strain of coronavirus, could have an ongoing material adverse impact on the Company’s business, operating results and financial condition.

We are vulnerable to the general economic effects of disease outbreaks and similar public health threats. COVID-19 began to spread globally in late 2019 and has been declared a pandemic by the World Health Organization and is impacting worldwide economic activity. A public health pandemic, including COVID-19, poses the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. We have offices in 19 countries, including regions significantly impacted by COVID-19.  In March 2020, we transitioned the majority of our workforce to a remote working model, whereby employees execute their job functions from home leveraging a two-factor authenticated and secure VPN. Notably, our document review business, which has always been conducted entirely at our facilities, has transitioned to a remote model to ensure continuity of operations. In April and May 2020, the Company implemented a salary exchange program pursuant to which certain employees took a temporary reduction in salary that ranged from 2% to 20% in exchange for receiving stock options to purchase Common Stock of the Company and restricted stock units of Common Stock.  In July 2020, the Company decided to extend the salary reduction program through December 31, 2020 and initiated limited furloughs for certain employees. With the ongoing pandemic and possible additional shutdowns, our sales force and in-person services may continually be impacted, which could impact our sales and operating results.  The extent to which COVID-19 will impact our results, including the ability of our customers to continue to pay in a timely manner, is dependent on future developments, which are uncertain and unpredictable, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact.  While it is not possible at this time to estimate the full impact that COVID-19 could have on our business, the ongoing COVID-19 pandemic and the measures taken by the governments of countries affected could adversely impact our business, financial condition or results of operations.

We process, store and use personal and other special datasets on behalf of some of our clients, which subjects us to governmental regulation and other legal obligations related to privacy and information security, and our actual or perceived failure to comply with such obligations could harm our business and reputation.

We collect, store, transmit, use, disclose and process data that was collected from or about natural persons or their devices (“personally identifiable information” or “PII”) and other sensitive client data. In addition to terms in our contractual arrangements with our clients, there are numerous federal, state, local and foreign laws, regulations and directives regarding privacy and the collection, storage, transmission, use, processing, disclosure and protection of such PII and other personal or client data, the scope of which is continually evolving and subject to differing interpretations. We and our clients must comply with such laws, regulations and directives and we and our clients may be subject to significant consequences, including penalties and fines, for our failure to comply.

For example, on May 25, 2018, the General Data Protection Regulation 679/2016 (“GDPR”) replaced the Data Protection Directive 95/46/EC with respect to the processing of PII in the European Union. The GDPR imposes several stringent requirements for controllers and processors of PII (including non-E.U. processors who process personal data on behalf of E.U. controllers), including, for example, more robust internal accountability controls, a strengthened individual data rights regime, shortened timelines for mandatory data breach notifications, limitations on retention and secondary use of information and additional obligations when we contract with third parties in connection with the processing of PII. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the E.U. member states may result in fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. Complying with the GDPR has required us to implement additional internal processes to ensure that we collect and process PII in a compliant way and re-draft of all our standard contracts to meet specific articles within the GDPR. As we continue to operate under the GDPR, compliance may become onerous and adversely affect our business, financial condition, results of operations and prospects.

In addition, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on July 16, 2020, the E.U.-U.S. Privacy Shield Framework, which allows for the transfer of personal data from the US to the EU, was invalidated by the European Court of Justice (“CJEU”). Three of our group companies are accredited under the Privacy Shield program to legitimize the transfer of personal data from the EEA to the US. Although the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate PII transfer mechanism) upon which we rely for intra group transfers of PII (and is the most widely used transfer mechanism by our clients), it made clear that use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. The future of the standard contractual clauses remains uncertain and may be invalidated in future by European courts or supervisory authorities. We could be impacted by changes in law as a result of a future review of transfer mechanisms by European supervisory authorities under the GDPR.  If further legal bases for transferring PII from Europe to the United States are invalidated, or if we are unable to transfer PII between and among countries and regions in which we operate, it could affect the manner in which we provide our services or could adversely affect our financial results.

Furthermore, any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others (including clients), a loss of client confidence, damage to our brand and reputation or a loss of clients, any of which could have an adverse effect on our business. In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with clients. For example, some countries have adopted laws mandating that PII regarding clients in their country be maintained solely in their country. Having to maintain local data centers and redesign product, service and business operations to limit PII processing to within individual countries could increase our operating costs significantly.

Additionally, in connection with some of our product initiatives, we expect that our clients may increasingly use our cloud services to store and process PII and other regulated data. We post on our websites and, where appropriate, within our products, our privacy policies and practices concerning the treatment of PII that we hold as a “controller.” While we include minimum privacy or information security commitments in our contracts, E.U. requirements may make it so that we will be unable to do business without such commitments. Any failure by us to timely amend client contracts to conform to changing data protection laws, or to comply with our posted privacy policies, other federal, state or international privacy-related or data protection laws and regulations, or the privacy or information security commitments contained in our contracts could result in proceedings against us by governmental entities or others, including individual rights of action, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the increased attention focused upon any liability we may have as a result of lawsuits or regulatory actions could also harm our reputation or otherwise impact the growth of our business. Furthermore, although we market and sell products to our clients to help them comply with federal, state, local and foreign laws, regulations and directives, including the GDPR, our clients are responsible for ensuring they are in compliance with such laws, regulations and directives. Any failure by our clients to comply could result in significant consequences to them, including penalties and fines, and despite the existence of contractual exclusions and marketing disclaimers which make their responsibility for their own compliance clear, our clients may file claims or seek indemnification from us, which may result in reputational harm and require us to expend time, effort and costs to defend such claims or respond to indemnification requests.

In addition to government regulation, privacy advocacy and industry groups or other third parties may propose new and different self-regulatory standards that either legally or contractually apply to our clients or us. Any significant change to applicable laws, regulations, directives or industry practices regarding the collection, storage, transmission, processing, use or disclosure of our clients’ data, or regarding the manner in which the express or implied consent of clients for the collection, storage, transmission, processing, use and disclosure of such data is obtained, could require us to modify our solutions and features, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our clients voluntarily share with us. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to clients or other third parties, our privacy-related legal obligations or any compromise of security that results in the unauthorized access to, use, release or transfer of PII or other client data, may result in governmental enforcement actions, litigation, negative media attention or public statements against us by consumer advocacy groups or others and could cause our clients to lose trust in us, which would have an adverse effect on our reputation and business. Our clients may also accidentally disclose their passwords or store them on a mobile device that may be lost or stolen, resulting in unauthorized access to their data and creating the perception that our systems are not secure against third-party access. Additionally, if employees or third parties that we work with, such as contractors, vendors or developers, violate applicable laws or our policies, such violations may also put our clients’ information at risk and could in turn have an adverse effect on our business.

We have expanded our involvement in the delivery and provision of cloud computing through business alliances with various providers of cloud computing services and software and expect to continue to do so in the future. The application of U.S. and international data privacy laws to cloud computing vendors is uncertain, and our existing contractual provisions may prove to be inadequate to protect us from claims for data loss or regulatory noncompliance made against us resulting from the failures of cloud computing providers which we may partner with. While we do limit this in our contractual agreements with clients, the failure to comply with data protection laws and regulations by our clients and business partners who provide cloud computing services could have a material adverse effect on our business. Some cloud computing providers have been reluctant to provide us with information which we need in order to comply with E.U. privacy laws, and some providers refuse to offer legally compliant terms or offer terms that are commercially reasonable. We will need to modify our procurement processes in response to changing client and regulatory demands. If we fail to do so correctly, or in a timely manner, we may experience disruptions in client relationships, or receive regulatory inquiries or be the subject of government enforcement actions, which may in turn cause a material loss in revenues or damage our brand and reputation.

Item 5.     Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 6.     Exhibits and Financial Statement Schedules.

a)	Exhibits

Exhibit Index

Exhibit Number	Description
3.1	Second Amended and Restated Certificate of Incorporation of KLDiscovery Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 26, 2019)
3.2	Amended and Restated Bylaws of KLDiscovery Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed December 26, 2019)
10.1 *+	Pay Change Letter, dated February 24, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.2 *+	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.3 *+	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Dawn Wilson.
10.4 *+	Pay Change Letter, dated April 21, 2020, by and between KLDiscovery Inc. and Krystina Jones.
10.5 *+	Forfeiture of RSUs Letter, dated April 23, 2020, by and between KLDiscovery Inc. and Christopher Weiler.
10.6 *+	Forfeiture of RSUs Letter, dated April 23, 2020, by and between KLDiscovery Inc. and Dawn Wilson.
10.7 *+	Forfeiture of RSUs Letter, dated April 23, 2020, by and between KLDiscovery Inc. and Krystina Jones.
10.8 *+	Forfeiture of RSUs Letter, dated May 5, 2020, by and between KLDiscovery Inc. and Krystina Jones.
10.9 *+	KLDiscovery Inc. Non-Employee Director Compensation Program (as amended and restated, effective as of June 17, 2020)
10.10 *+	Executive Severance and Novation Agreement, dated June 17, 2020, by and between KLDiscovery Inc. and Dawn Wilson.
10.11 *+	Executive Severance and Novation Agreement, dated June 17, 2020, by and between KLDiscovery Inc. and Krystina Jones.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
+	Management contract and compensatory plan and arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLDiscovery Inc.

By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer

Date: August 13, 2020

Exhibit 10.1

February 24, 2020

Christopher Weiler

Dear Chris,

You have agreed to a base salary pay change, effective February 24, 2020.  The details of this pay change are outlined below.

Current annualized base salary:  $490,000

Calculated bi-weekly amount (annualized salary/26):  $18,846

New annualized base salary:  $400,000

New calculated bi-weekly amount (annualized salary/26):  $15,385

% of Pay Change:  18.37%

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

___________________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement.

NameChristopher Weiler

Signature/s/ Christopher Weiler

Date5/7/2020

Exhibit 10.2

April 21, 2020

Christopher Weiler

Dear Chris,

As part of the KLD response to the COVID-19 global pandemic, your base salary will be reduced, as outlined below.

This change is effective from April 21, 2020 and will be reflected on the May 8, 2020 paycheck.

Current annualized base salary:  $400,000

Calculated bi-weekly amount (annualized salary/26):  $15,385

New temporary annualized base salary:  $350,000

New temporary calculated bi-weekly amount (annualized salary/26):  $13,462

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

___________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement.

Signature/s/ Christopher Weiler

Date5/7/2020

KLDiscovery Ontrack, LLC

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.3

April 21, 2020

Dawn Wilson

Dear Dawn,

As part of the Salary Exchange Plan put it place during the COVID-19 global pandemic, your base salary will be temporarily reduced in exchange for an Options and RSU award, approved by the Board of Directors.

This change is effective from April 23, 2020 and will be reflected starting on the May 8, 2020 paycheck and will continue through the July 31, 2020 paycheck.

Current annualized salary:  $400,000

Calculated bi-weekly amount (annualized salary/26):  $15,385

New temporary annualized salary:  $320,000

New temporary calculated bi-weekly amount (annualized salary/26):  $12,308

Temporary % change:  20%

Value of your pay change for 3 months:  $20,000

Number of awarded Options:  5,015

Number of awarded RSUs:  1,656

Total value of Options/RSU on date of grant:  $25,003

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

_____________________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement.

NameDawn Wilson

Signature/s/ Dawn Wilson

Date5/7/2020

Exhibit 10.4

April 21, 2020

Krystina Jones

Dear Krystina,

As part of the Salary Exchange Plan put it place during the COVID-19 global pandemic, your base salary will be temporarily reduced in exchange for an Options and RSU award, approved by the Board of Directors of KLDiscovery Inc.

This change is effective from April 23, 2020 and will be reflected starting on the May 8, 2020 paycheck and will continue through the July 31, 2020 paycheck.

Current annualized salary:  $575,000

Calculated bi-weekly amount (annualized salary/26):  $22,115

New temporary annualized salary:  $460,000

New temporary calculated bi-weekly amount (annualized salary/26):  $17,692

Temporary % change:  20%

Value of your pay change for 3 months:  $28,750

Number of awarded Options:  7,209

Number of awarded RSUs:  2,381

Total value of Options/RSU on date of grant:  $35,946

Additionally, you have agreed to forego and waive your entitlement to certain commissions under the 2019 Sales Commission Plan amounting to $113,192 given your contribution to support employees in the US with base salaries under $75,000 so they would not experience a pay change during the Salary Exchange Plan.  In return, you were awarded the following additional Options and RSUs.

Number of awarded Options:  22,704

Number of awarded RSUs:  7,497

Total value of Options/RSU on date of grant:  $113,192

All other terms and conditions of your employment remain unchanged.

To confirm your acceptance of the pay change, please sign and return this letter.

Sincerely,

/s/ Lindsey Hammond

Lindsey Hammond

Sr. Director, Global Talent

KLDiscovery Ontrack, LLC

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

___________________________________________________________________________

I accept the above change to my base salary and acknowledge that this change is now part of my employment agreement.

Signature/s/ Krystina Jones

Date5/7/2020

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KLDiscovery Ontrack, LLC

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.5

April 23, 2020

Christopher Weiler

Dear Mr. Weiler:

You were previously granted an award (the “RSU Award”) of 40,000 restricted stock units (“RSUs”) pursuant to the terms of the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”) and an award agreement thereunder (the “RSU Agreement”).  As discussed, set forth below are the terms of our mutual agreement regarding changes in certain terms of the RSUs granted to you.

Effective as of the date hereof, you agree to forfeit, for no compensation, all 40,000 of the RSUs subject to the RSU Award (the “Forfeited RSUs”) so that the shares otherwise subject to the Forfeited RSUs may be allocated to other participants in the Plan.  You will cease to have any rights with respect to the Forfeited RSUs as of the date hereof.

Except as expressly set forth in this letter agreement, the RSU Agreement and the terms of your other contracts and compensatory arrangements with the Company remain unchanged and continue in full force and effect in accordance with and subject to their terms.  For the avoidance of doubt, the Retained RSUs will continue to be subject to the terms of the Plan and the RSU Agreement.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

Please indicate your agreement to the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

/s/ Andy Southam

Andy Southam

General Counsel

Accepted and agreed:

/s/ Christopher Weiler

Christopher Weiler

KLDiscovery Inc

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.6

April 23, 2020

Dawn Wilson

Dear Ms. Wilson:

You were previously granted an award (the “RSU Award”) of 125,000 restricted stock units (“RSUs”) pursuant to the terms of the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”) and an award agreement thereunder (the “RSU Agreement”).  As discussed, set forth below are the terms of our mutual agreement regarding changes in certain terms of the RSUs granted to you.

Effective as of the date hereof, you agree to forfeit, for no compensation, 6,667 of the RSUs subject to the RSU Award (the “Forfeited RSUs”) so that the shares otherwise subject to the Forfeited RSUs may be allocated to other participants in the Plan.  You will cease to have any rights with respect to the Forfeited RSUs as of the date hereof.  The RSU Agreement is hereby amended so that the “Number of RSUs” set forth therein shall equal 118,333 (the “Retained RSUs”) which shall be reduced ratably from each vesting tranche.

Except as expressly set forth in this letter agreement, the RSU Agreement and the terms of your other contracts and compensatory arrangements with the Company remain unchanged and continue in full force and effect in accordance with and subject to their terms.  For the avoidance of doubt, the Retained RSUs will continue to be subject to the terms of the Plan and the RSU Agreement.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

Please indicate your agreement to the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

/s/ Andy Southam

Andy Southam

General Counsel

Accepted and agreed:

/s/ Dawn Wilson

Dawn Wilson

KLDiscovery Inc

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.7

April 23, 2020

Krystina Jones

Dear Ms. Jones:

You were previously granted an award (the “RSU Award”) of 40,000 restricted stock units (“RSUs”) pursuant to the terms of the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”) and an award agreement thereunder (the “RSU Agreement”).  As discussed, set forth below are the terms of our mutual agreement regarding changes in certain terms of the RSUs granted to you.

Effective as of the date hereof, you agree to forfeit, for no compensation, 6,667 of the RSUs subject to the RSU Award (the “Forfeited RSUs”) so that the shares otherwise subject to the Forfeited RSUs may be allocated to other participants in the Plan.  You will cease to have any rights with respect to the Forfeited RSUs as of the date hereof.  The RSU Agreement is hereby amended so that the “Number of RSUs” set forth therein shall equal 33,333 (the “Retained RSUs”) which shall be reduced ratably from each vesting tranche.

Except as expressly set forth in this letter agreement, the RSU Agreement and the terms of your other contracts and compensatory arrangements with the Company remain unchanged and continue in full force and effect in accordance with and subject to their terms.  For the avoidance of doubt, the Retained RSUs will continue to be subject to the terms of the Plan and the RSU Agreement.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

Please indicate your agreement to the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

/s/ Andy Southam

Andy Southam

General Counsel

Accepted and agreed:

/s/ Krystina Jones

Krystina Jones

KLDiscovery Inc

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.8

May 5, 2020

Krystina Jones

Dear Ms. Jones:

You were previously granted (i) an award (the “RSU Award”) of 9,878 restricted stock units (the “RSUs”) pursuant to the terms of the KLDiscovery Inc. 2019 Incentive Award Plan (the “Plan”) and an award agreement thereunder (the “RSU Award Agreement”) and (ii) an option (the “Option”) to purchase 29,913 shares of KLDiscovery Inc.’s (the “Company”) common stock pursuant to the terms of the Plan and an award agreement thereunder (the “Option Award Agreement”).  As discussed, set forth below are the terms of our mutual agreement regarding changes in certain terms of the RSUs and the Option granted to you.

Effective as of the date hereof, you agree to forfeit, for no compensation, 3,000 of the RSUs subject to the RSU Award (the “Forfeited RSUs”) so that the shares otherwise subject to the Forfeited RSUs may be allocated to other participants in the Plan.  Furthermore, effective as of the date hereof, you agree to forfeit, for no compensation, a portion of the Option with respect to 6,000 shares of Company common stock subject to the Option (the “Forfeited Option Portion”) so that the shares otherwise subject to the Forfeited Option Portion may be allocated to other participants in the Plan. You will cease to have any rights with respect to the Forfeited RSUs and Forfeited Option Portion as of the date hereof.  The RSU Award Agreement is hereby amended so that the “Number of RSUs” set forth therein shall equal 6,878 (the “Retained RSUs”), and the Option Award Agreement is hereby amended so that the total number of “Shares Subject to the Option” shall equal 23,913 (the “Retained Option Portion”), all to be reduced ratably from the vesting tranche.

Except as expressly set forth in this letter agreement, the RSU Award Agreement, the Option Award Agreement, and the terms of your other contracts and compensatory arrangements with the Company remain unchanged and continue in full force and effect in accordance with and subject to their terms.  For the avoidance of doubt, the Retained RSUs will continue to be subject to the terms of the Plan and the RSU Agreement, and the Retained Option Portion will continue to be subject to the terms of the Plan and the Option Agreement.

This letter agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule that would cause the application of the laws of any other jurisdiction.

Please indicate your agreement to the foregoing by returning a countersigned copy of this letter to me.

Sincerely,

/s/ Andy Southam

Andy Southam

General Counsel

Accepted and agreed:

/s/ Krystina Jones

Krystina Jones

KLDiscovery Inc

8201 Greensboro Drive, Suite 300kldiscovery.com

McLean, VA 22102

Exhibit 10.9

KLDiscovery Inc.

Non-Employee Director Compensation Program

(effective as of June 17, 2020)

Non-employee members of the board of directors (the “Board”) of KLDiscovery Inc. (the “Company”) shall receive cash and equity compensation as set forth in this Non-Employee Director Compensation Program (this “Program”).  The cash and equity compensation described in this Program shall be paid or be made, as applicable, automatically and without further action of the Board, to each member of the Board who is not an employee of the Company or any parent or subsidiary of the Company (each, a “Non-Employee Director”) who is entitled to receive such cash or equity compensation, except as otherwise set forth on Exhibit A hereto or unless such Non-Employee Director declines the receipt of such cash or equity compensation by written notice to the Company.  This Program shall remain in effect until it is revised or rescinded by further action of the Board.  This Program may be amended, modified or terminated by the Board at any time in its sole discretion. The terms and conditions of this Program shall, as of the effective date set forth above, supersede any prior cash and/or equity compensation arrangements for service as a member of the Board between the Company and any of its Non-Employee Directors, except for equity compensation previously granted to a Non-Employee Director.

Cash Compensation

The schedule of annual retainers (the “Annual Retainers”) for the Non-Employee Directors is as follows:

Position	Amount
Chair of the Board	$75,000
Base Board Fee (non-Chair)	$30,000
Chair of Audit Committee	$20,000
Chair of Compensation Committee	$14,000
Chair of Nominating and Corporate Governance Committee	$7,500
Member of Audit Committee (non-Chair)	$10,000
Member of Compensation Committee (non-Chair)	$7,000
Member of Nominating and Corporate Governance Committee (non-Chair)	$4,000

For the avoidance of doubt, the Annual Retainers in the table above are additive and a Non-Employee Director shall be eligible to earn an Annual Retainer for each position in which he or she serves, either on the Board or on a Committee. The Annual Retainers shall be earned on a quarterly basis based on a calendar quarter and shall be paid in cash by the Company in arrears not later than the fifteenth (15th) day following the end of each calendar quarter.  In the event a Non-

Employee Director does not serve as a Non-Employee Director, or in the applicable position, for an entire calendar quarter, the retainer paid to such Non-Employee Director shall be prorated for the portion of such calendar quarter actually served as a Non-Employee Director, or in such position, as applicable.

Equity Compensation

Each Non-Employee Director shall be granted the following awards of Restricted Stock Units (as defined in the Company’s 2019 Incentive Award Plan or any other applicable Company equity incentive plan then-maintained by the Company (the “Equity Plan”)) (each, an “RSU Award”) under and subject to the terms and provisions of the Equity Plan.  Each RSU Award shall be granted subject to an award agreement in substantially the form previously approved by the Board, and in the amounts provided as follows:

Initial RSU Award	A number of Restricted Stock Units equal to the quotient obtained by dividing (x) $350,000 by (y) the Reference Price.
Subsequent RSU Award	A number of Restricted Stock Units equal to the quotient obtained by dividing (x) $175,000 by (y) the Reference Price.

For purposes of this Program, the “Reference Price” shall mean the closing sales price of one share of the Company’s common stock on the date of grant.

A.Initial RSU Awards.  Each Non-Employee Director who is initially elected or appointed to the Board after December 19, 2019 (the “Original Effective Date”) shall receive the Initial RSU Award on the date of such initial election or appointment.  No Non-Employee Director shall be granted more than one Initial RSU Award. For the avoidance of doubt, no Non-Employee Director who is serving on the Board on the Original Effective Date shall receive the Initial RSU Award.

B.Subsequent RSU Awards.  A Non-Employee Director who (i) either (A) served as a Non-Employee Director on the Original Effective Date or (B) has been serving as a Non-Employee Director on the Board for at least six (6) months as of the date of any annual meeting of the Company’s stockholders after the Original Effective Date and, in either case, (ii) will continue to serve as a Non-Employee Director immediately following such meeting, shall be automatically granted a Subsequent RSU Award on the date of such annual meeting.  For the avoidance of doubt, a Non-Employee Director elected for the first (1st) time to the Board at an annual meeting of the Company’s stockholders shall only receive an Initial RSU Award in connection with such election, and shall not receive any Subsequent RSU Award on the date of such meeting as well.

C.Termination of Employment of Employee Directors.  Members of the Board who are employees of the Company or any parent or subsidiary of the Company who subsequently terminate their employment with the Company and any parent or subsidiary of the Company and remain on the Board will not receive an Initial RSU Award, but to the extent that they are otherwise entitled, will receive, after termination of employment with the Company and any parent or subsidiary of the Company, a Subsequent RSU Award.

D.Terms of RSU Awards Granted to Non-Employee Directors.

1.Vesting.

a.Initial RSU Awards.  Each Initial RSU Award shall vest and become exercisable in substantially equal installments on each of the first three (3) anniversaries of the date of grant, such that the Initial RSU Award shall be fully vested on the third (3rd) anniversary of the date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through each such vesting date.

b.Subsequent RSU Awards.  Each Subsequent RSU Award shall vest in a single installment on the day immediately prior to the date of the next annual meeting of the Company’s stockholders occurring after the date of grant, subject to the Non-Employee Director continuing in service as a Non-Employee Director through such vesting date.

c.Forfeiture of RSU Awards; Change in Control Vesting.  Unless the Board otherwise determines, any portion of an Initial RSU Award or Subsequent RSU Award which is unvested at the time of a Non-Employee Director’s termination of service on the Board as a Non-Employee Director shall be immediately forfeited upon such termination of service and shall not thereafter become vested.  All of a Non-Employee Director’s Initial RSU Awards and Subsequent RSU Awards shall vest in full immediately prior to the occurrence of a Change in Control (as defined in the Equity Plan), to the extent outstanding at such time.

2.Non-Employee Compensation Limit.  Notwithstanding anything in this Program to the contrary, the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of RSU Awards granted to a Non-Employee Director as compensation for services as a Non-Employee Director during any fiscal year of the Company may not exceed $750,000 (the “NED Limit”), increased to $1,000,000 in the fiscal year in which the Original Effective Date occurred or in the fiscal year of a Non-Employee Director’s initial service as a Non-Employee Director.  The NED Limit shall be applied to reduce compensation in the following order: (A) reduction in any Initial RSU Award granted during such year; (B) reduction in any Subsequent RSU Award granted during such year; (C) reduction on a prorata basis of any cash or other compensation, payments or benefits that are exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) and (D) reduction of any cash or other compensation, payments or benefits otherwise payable to the Non-Employee Director on a prorata basis or such other manner that complies with Section 409A.  The Board may make exceptions to the NED Limit in extraordinary circumstances, as the Board may determine in its discretion, provided that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving Non-Employee Directors.

* * * * *

Exhibit A

William Darman shall not be eligible to participate in this Program.

Richard Williams shall not be eligible to participate in this Program.

Ian Fujiyama shall not be eligible to participate in this Program.

Evan Morgan shall not be eligible to receive Annual Retainers under this Program (but will remain eligible to receive equity-based compensation under this Program pursuant to the terms of this Program).

Exhibit 10.10

EXECUTIVE SEVERANCE AGREEMENT

This Executive Severance Agreement (“Agreement”) is made as of June 17, 2020 (the “Effective Date”), by and between (i) Dawn Wilson (“Executive”); (ii) LDiscovery, LLC (“LDiscovery”); and (iii) KLDiscovery Ontrack, LLC (“KLDiscovery”).

WHEREAS, pursuant to the business combination between Pivotal Acquisition Corp and LD Topco, Inc on December 19, 2019 (“Merger”) with Pivotal Acquisition Corp being renamed as KLDiscovery Inc (“Parent”), certain resolutions were approved at closing of the Merger setting out compensation requirements of key employees including the Executive.

WHEREAS, LDiscovery and KLDiscovery are both wholly owned subsidiaries of the Parent and effectively novated the employment contract between the Executive and LDiscovery to KLDiscovery and now wish to formalize that novation with Executive’s consent.

WHEREAS, the Employee’s permanent base salary on August 26, 2019 through to the date of this Agreement is $400,000 (“Base Salary”) but has since been reduced voluntarily by the Employee on April 23, 2020 to $320,000 as part of a company wide salary reduction scheme (the “Voluntary Reduction”)

WHEREAS, Executive is a key employee of KLDiscovery and each of KLDiscovery and Executive desires to set forth herein the terms and conditions of Executive’s compensation in the event of a termination of Executive’s employment under certain circumstances prescribed at closing of the Merger.

NOW, THEREFORE, the parties agree as follows:

Definitions

.  For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means with respect to any person or entity, any other person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity.  For purposes of this definition, “control”, when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Base Salary” means Executive’s annual base salary at the rate in effect on the Date of Termination (disregarding any decrease in such base salary that constitutes a Good Reason event or any decrease due to the Voluntary Reduction).

“Board” shall mean the Board of Directors of the Parent.

“Cause” shall mean any of the following:

(i) Executive’s continued failure to (A) substantially perform any of Executive’s material duties with KLDiscovery (other than any such failure resulting from Executive’s incapacity due to physical or mental impairment) or (B) comply with, in any material respect, any of KLDiscovery’s policies with respect to employee conduct, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(ii) the Board’s reasonable determination that Executive failed in any material respect to carry out or comply with any lawful and reasonable directive of the Board, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(iii) Executive’s breach of a material provision of this Agreement or the Non-Compete Agreement, after receiving written notice from the Board specifically identifying Executive’s breach and being given thirty (30) days to cure such breach, if curable;

(iv) Executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(v) Executive’s unlawful use (including being under the influence) or possession of illegal drugs on KLDiscovery’s (or any of its Affiliate’s) premises or while performing Executive’s duties and responsibilities under this Agreement; or

(vi) Executive’s commission of an act of fraud, embezzlement or misappropriation against KLDiscovery or any of its Affiliates.

“Change in Control” shall mean “Change in Control” as defined in the Plan.

“CIC Qualifying Termination” shall mean (i)  Executive’s resignation of Executive’s employment with KLDiscovery for Good Reason or (ii) a termination by KLDiscovery, (or it’s affiliate, or successor as a result of a change of control) of Executive’s employment with KLDiscovery without Cause (other than due to death or Disability), in either case, which occurs during the period beginning on the date ninety (90) days prior to a Change in Control and ending twelve (12) months following the date of a Change in Control.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other interpretive guidance thereunder.

“Date of Termination” shall mean the effective date of Executive’s termination of employment for any reason.

“Disability” shall mean a permanent and total disability under Section 22(e)(3) of the Code.

“Good Reason” shall mean for the sole purpose of determining Executive’s right to severance payments as described herein, if Executive resigns within ninety (90) days after either

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(1) a decrease in Executive’s annual base salary without Executive’s written consent; or (2) a material and adverse reduction in Executive’s position, authority, duties or responsibilities (other than in connection with a corporate transaction where Executive continues to hold the position referenced above with respect to KLDiscovery’s business, substantially as such business exists prior to the date of consummation of such corporate transaction, but does not hold such position with respect to the successor entity to such transaction); provided, that Executive has given KLDiscovery detailed written notice of the change or event constituting Good Reason within sixty (60) days of Executive’s knowledge of such occurrence of the facts underlying the Good Reason event and KLDiscovery has failed to remedy such change or event within thirty (30) days after receiving such notice.

“Non-compete Agreement” shall mean the Employee Non-Disclosure, Non-Solicitation and Non-Competition Agreement dated May 20, 2019 between (i) Executive; and (ii) KLDiscovery.

“Outside Date” shall mean the third anniversary of the Effective Date.

“Plan” shall mean the KLDiscovery Inc. 2019 Incentive Award Plan.

“Pro-Rated Bonus Amount” shall mean the annual bonus earned by Executive for performance during KLDiscovery’s fiscal year in which the Date of Termination occurs (with any subjective criteria treated as being achieved at not less than target performance) multiplied by a fraction (i) the numerator of which is the number of days Executive was employed by KLDiscovery in KLDiscovery’s fiscal year in which the Date of Termination occurs, over (ii) 365.

“Section 409A” shall mean, collectively, Section 409A of the Code and the regulations and guidance promulgated thereunder.

“Target Bonus Amount” shall mean Executive’s target annual bonus amount for the fiscal year in which the Date of Termination occurs (disregarding any decrease in such target annual bonus amount that constitutes a Good Reason event).

“Term” shall mean the period from the commencement of Executive’s employment with KLDiscovery until the Outside Date, unless earlier terminated; provided that, commencing on each anniversary of the Outside Date, the Term shall automatically be extended for one (1) year unless either Executive or KLDiscovery has given written notice of non-renewal to the other party at least ninety (90) days prior to the then-scheduled expiration of the Term

“Voluntary Reduction(s)” means any of (i) a temporary and voluntary reduction in Base Salary by the Executive; including but not limited to the Executive’s consent to the same on April 23, 2020 in response to the Covid-19 pandemic; it being understood for purposes of clarity and the avoidance of doubt that the parties currently cannot anticipate when the “temporary” reductions or waiving of rights with respect to the Covid-19 pandemic will end, and that the intent of this provision is to capture Executive’s pre-Covid-19 compensation amounts for purposes of calculating severance hereunder.

Severance

.

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Accrued Benefits. Upon termination of Executive’s employment, Executive (or Executive’s estate) shall be entitled to receive the sum of: (i) the portion of Executive’s Base Salary earned through the Date of Termination, but not yet paid to Executive; (ii) any expenses incurred by Executive prior to the Date of Termination and owed to Executive pursuant to KLDiscovery’s policies; and (iii) any vested amount accrued and arising from Executive’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements. (collectively, “Accrued Benefits”). Except as otherwise expressly required by law (e.g., the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)) or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder.

Severance Upon Termination Without Cause or Termination for Good Reason. In the event that Executive’s employment is terminated by KLDiscovery without Cause or for Good Reason (other than due to death or Disability) during the Term, then, subject to Executive’s execution and non-revocation of a general release of claims in a form reasonably acceptable to KLDiscovery (the “Release”) on or before the 21st day following Executive’s Separation from Service (as defined in Section 409A) together with continued compliance with any restrictive covenant obligations to which Executive is subject, Executive will be entitled to receive, in addition to the Accrued Benefits:

an amount in cash equal to 50% of Executive’s Base Salary, whereas it is acknowledged and accepted by all Parties to this Agreement that the Voluntary Reduction shall have no effect in determining the applicable payments set out in this agreement, even if the Voluntary Reduction is agreed to continue beyond its intended phase; payable in the form of salary continuation in regular installments over the 6-month period following the date of Executive’s Separation from Service (the “Severance Period”) in accordance with the Company’s normal payroll practices;

a cash payment equal to the Pro-Rated Bonus Amount, which cash payment shall be paid to Executive no later than March 15th of the calendar year following the calendar year in which the Date of Termination occurs; and

if Executive elects to receive continued medical, dental or vision coverage under one or more of KLDiscovery’s group healthcare plans pursuant to COBRA, KLDiscovery shall directly pay, or reimburse Executive for, the COBRA premiums for Executive and Executive’s covered dependents under such plans during the period commencing on Executive’s Separation from Service and ending upon the earliest of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).  Notwithstanding the foregoing, if KLDiscovery determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax, KLDiscovery shall in lieu thereof provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue group health coverage in effect on the Date of

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Termination (which amount shall be based on the premium for the first month of COBRA coverage) for Executive and Executive’s covered dependents, less the amount Executive would have had to pay to receive group health coverage for Executive and Executive’s covered dependents based on the cost sharing levels in effect on the Date of Termination, which payments shall be made regardless of whether Executive elects COBRA continuation coverage and shall commence in the month following the month in which the Date of Termination occurs and shall end on the earlier of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).

Severance Upon CiC Qualifying Termination. In lieu of the payments and benefits set forth in Section 2(b) above, in the event of a CIC Qualifying Termination during the Term, subject to Executive signing on or before the 21st day following Executive’s Separation from Service, and not revoking, the Release, Executive shall receive, in addition to the Accrued Benefits, the following:

an amount in cash equal to one (1) times the sum of (A) Executive’s Base Salary plus (B) Executive’s Target Bonus Amount, payable in a lump sum within thirty (30) days following Executive’s Separation from Service; provided, however, in the event the CIC Qualifying Termination occurs within ninety (90) days prior to a Change in Control, an amount equal to the sum of (A) 50% of Executive’s Base Salary (based on the highest Base Salary level in effect during the Term) plus (B) the Pro-Rated Bonus Amount shall be paid over the Severance Period in accordance with the Company’s normal payroll practices instead of in a lump sum, with the balance of the payment under this Section 2(c)(i) paid in a lump sum;

the benefits set forth in Section 2(b)(iii) above, provided that, for purposes of determining the benefits thereunder, the term “Severance Period” shall mean the 12-month period following the Date of Termination; and

all unvested equity or equity-based awards held by Executive under any equity compensation plans of KLDiscovery, the Parent or any Affiliate (including the Plan) that vest solely based on the passage of time shall immediately become 100% vested (for the avoidance of doubt, with respect to any such awards that vest in whole or in part based on the attainment of performance-vesting conditions, the attainment of the service component portion of the vesting criteria of such awards shall be deemed satisfied, and the attainment of the performance component portion of the vesting and/or payment criteria of such awards shall be governed by the terms of the applicable plan and award agreement).

Other Arrangements. The severance payments provided for in this Section 2 are to be paid in lieu of any severance payments Executive may otherwise be entitled to receive under any other plan, program, policy, contract or agreement with KLDiscovery or any of its Affiliates, including for the avoidance of doubt, the employment offer letter agreement between Executive and KrolLDiscovery, dated August 25, 2017 and any other employment agreement or offer letter (collectively, “Other Arrangements”).  In the event Executive becomes entitled to receive the severance payments and benefits provided under Section 2, Executive shall receive the amounts provided under that Section of this Agreement and shall not be entitled to receive any severance

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payments or severance benefits pursuant to any Other Arrangement, and, to the extent any Other Arrangement  that was entered into prior to the Effective Date provides for Executive to receive any payments or benefits upon a termination or a resignation of employment for any reason (such agreement a “Pre-Existing Agreement”), Executive hereby agrees that such termination pay and benefit provisions of such Pre-Existing Agreement shall be and hereby are superseded by this Agreement and from and after the date of this Agreement, such termination pay and benefit provisions of the Pre-Existing Agreement shall be and are null and void and of no further force or effect.  For the avoidance of doubt, except as may otherwise be agreed in writing between Executive and KLDiscovery or one of its Affiliates after the date of this Agreement, it is intended that the other terms and conditions of any Other Arrangement that do not provide for termination pay or benefits, including any non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants and other similar covenants, shall remain in effect in accordance with their terms for the periods set forth therein.

Parachute Payments.

Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by KLDiscovery or otherwise to or for Executive’s benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 2 hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Total Payments shall be reduced (in the order provided in Section 2(e)(ii) below) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (1) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (2) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

The Total Payments shall be reduced in the following order:  (1) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A, (2) reduction on a pro-rata basis of any non-cash severance payments or benefits that are exempt from Section 409A, (3) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A, and (4) reduction of any payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A; provided, in the case of clauses (2), (3) and (4), that reduction of any payments attributable to the acceleration of vesting of equity awards subject to the Plan shall be first applied to equity awards that would otherwise vest last in time.

All determinations regarding the application of this section shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by KLDiscovery (the “Independent Advisors”).  For purposes of determinations, no portion of the Total Payments shall

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be taken into account which, in the opinion of the Independent Advisors, (1) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (2) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation.  The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by the Company.

In the event it is later determined that a greater reduction in the Total Payments should have been made to implement the objective and intent of this section, Executive shall immediately return the excess amount to the Company.

Withholding.  KLDiscovery and any of its Affiliates may deduct and withhold from any amounts payable under this Agreement such federal, state, local, foreign or other taxes as are required to be withheld pursuant to any applicable law or regulation. All compensation and benefits to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.

Condition to Severance Obligations.  Executive acknowledges that KLDiscovery shall be entitled to cease all severance payments and benefits to Executive, whether prior to or during any period after the Date of Termination in the event of Executive’s breach of any provision in the Non-Compete Agreement or any other non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants contained in any other written agreement between Executive and KLDiscovery (including any Pre-Existing Agreement), which other covenants are hereby incorporated by reference into this Agreement.

Resignation on Termination.  On termination of Executive’s employment, Executive shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Executive may hold in KLDiscovery or any of its Affiliates, unless otherwise requested by the Board.

At‑Will Employment Relationship

.  Executive’s employment with KLDiscovery is at-will and not for any specified period and Executive’s employment with KLDiscovery and the Term may be terminated at any time, with or without Cause or advance notice, by either Executive or the Company.  Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and an authorized representative of the Company.  Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship.

General Provisions

.

Successors and Assigns.  The rights of KLDiscovery under this Agreement may, without the consent of Executive, be assigned by KLDiscovery to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly, acquires all or substantially all of the assets or business of KLDiscovery or to any of its Affiliates.  KLDiscovery will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business or assets of KLDiscovery to assume

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this Agreement.  Executive shall not be entitled to assign any of Executive’s rights or obligations under this Agreement.  This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

Severability.  In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law.  If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

Interpretation; Construction.  The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement.  This Agreement has been drafted by legal counsel representing the Company, but Executive has participated in the negotiation of its terms.  Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision or prevent that party thereafter from enforcing each and every other provision of this Agreement.

Governing Law.  This Agreement shall be construed and governed in all respects by the laws of the State of Minnesota without regard to its conflicts of laws principles.  Any dispute arising out of this Agreement or any other aspect of the Employee’s relationship with the Company shall be resolved in the federal or state courts of Minnesota with jurisdiction over Hennepin County, Minnesota.  Both parties expressly waive any defenses to personal jurisdiction in such courts and hereby consent to such personal jurisdiction.

Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated:  (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt.  Notice shall be sent to Executive at the most recent address for Executive set forth in the Company’s personnel files and to KLDiscovery at its principal place of business, or such other address as either party may specify in writing.

Survival.  Sections 2, 3, 4, 5 and 6 of this Agreement shall survive the termination of this Agreement and/or the termination of Executive’s employment with KLDiscovery.

Entire Agreement.  This Agreement and any covenants and agreements incorporated herein by reference together constitute the entire agreement between the parties in respect of the subject matter contained herein and therein and supersede all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral, provided, however, that for the avoidance of doubt, all Other Arrangements (as such Other Arrangements

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may be amended, modified or terminated from time to time) shall remain in effect in accordance with their terms, subject to Section 2(d) hereof.  This Agreement may be amended or modified only with the written consent of Executive and an authorized representative of the Company.  No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

Code Section 409A.

The intent of the parties hereto is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(i)Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement upon Executive’s termination of employment shall be payable only upon Executive’ Separation from Service, and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the 60th day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the 60-day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement.

Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by KLDiscovery at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six-month period measured from the date of Executive’s Separation from Service with KLDiscovery or (B) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

Consultation with Legal and Financial Advisors.  By executing this Agreement, Executive acknowledges that this Agreement confers significant legal rights, and may also involve the waiver of rights under other agreements; that KLDiscoveryhas encouraged Executive to consult with Executive’s personal legal and financial advisors; and that Executive has had adequate time to consult with Executive’s advisors before executing this Agreement.

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Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

8.Novation.  As of the Amendment Date, Employee and LDiscovery agree to release each other and waive all rights and liabilities against each other from such date, and Employee and KLDiscovery agree to be bound by the terms of the Agreement from the Amendment Date as if both parties were the original contracting parties to the Agreement.

[signature page follows]

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THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN.  WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

KLDISCOVERY ONTRACK, LLC

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

LDISCOVERY, LLC

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

EXECUTIVE

/s/ Dawn Wilson

Dawn Wilson

Exhibit 10.11

EXECUTIVE SEVERANCE AGREEMENT

This Executive Severance Agreement (“Agreement”) is made as of June 17, 2020 (the “Effective Date”), by and between (i) Krystina Jones (“Executive”); (ii) LDiscovery, LLC (“LDiscovery”); and (iii) KLDiscovery Ontrack, LLC (“KLDiscovery”).

WHEREAS, pursuant to the business combination between Pivotal Acquisition Corp and LD Topco, Inc on December 19, 2019 (“Merger”) with Pivotal Acquisition Corp being renamed as KLDiscovery Inc (“Parent”), certain resolutions were approved at closing of the Merger setting out compensation requirements of key employees including the Executive.

WHEREAS, LDiscovery and KLDiscovery are both wholly owned subsidiaries of the Parent and effectively novated the employment contract between the Executive and LDiscovery to KLDiscovery and now wish to formalize that novation with Executive’s consent.

WHEREAS, Executive is a key employee of KLDiscovery and each of KLDiscovery and Executive desires to set forth herein the terms and conditions of Executive’s compensation in the event of a termination of Executive’s employment under certain circumstances prescribed at closing of the Merger.

NOW, THEREFORE, the parties agree as follows:

Definitions

.  For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” means with respect to any person or entity, any other person or entity that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person or entity.  For purposes of this definition, “control”, when used with respect to any person or entity, means the power to direct the management and policies of such person or entity, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Base Salary” means Executive’s annual base salary at the rate in effect on the Date of Termination (disregarding any decrease in such base salary that constitutes a Good Reason event and disregarding any Voluntary Reduction(s)).

“Board” shall mean the Board of Directors of the Parent.

“Cause” shall mean any of the following:

(i) Executive’s continued failure to (A) substantially perform any of Executive’s material duties with KLDiscovery (other than any such failure resulting from Executive’s incapacity due to physical or mental impairment or during scheduled vacation time)

or (B) comply with, in any material respect, any of KLDiscovery's policies with respect to employee conduct, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(ii) the Board’s reasonable determination that Executive failed in any material respect to carry out or comply with any lawful and reasonable directive of the Board, after receiving written notice from the Board specifically identifying Executive’s failure and being given thirty (30) days to cure such failure, if curable;

(iii) Executive’s breach of a material provision of this Agreement, after receiving written notice from the Board specifically identifying Executive’s breach and being given thirty (30) days to cure such breach, if curable;

(iv) Executive’s conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

(v) Executive’s unlawful use (including being under the influence) or possession of illegal drugs on KLDiscovery’s (or any of its Affiliate’s) premises or while performing Executive’s duties and responsibilities under this Agreement; or

(vi) Executive’s commission of an act of fraud, embezzlement or misappropriation against KLDiscovery or any of its Affiliates.

“Change in Control” shall mean “Change in Control” as defined in the Plan.

“CIC Qualifying Termination” shall mean (i)  Executive’s resignation of Executive’s employment with KLDiscovery for Good Reason or (ii) a termination by KLDiscovery (or its Affiliate, or successor as a result of the Change in Control) of Executive’s employment with KLDiscovery without Cause (other than due to death or Disability), in either case, which occurs during the period beginning on the date ninety (90) days prior to a Change in Control and ending twelve (12) months following the date of a Change in Control.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and other interpretive guidance thereunder.

“Date of Termination” shall mean the effective date of Executive’s termination of employment for any reason.

“Disability” shall mean a permanent and total disability under Section 22(e)(3) of the Code.

“Good Reason” shall mean for the sole purpose of determining Executive’s right to severance payments as described herein, if Executive resigns within ninety (90) days after any of the following events: (1) a decrease in Executive’s annual base salary without Executive’s written consent; (2) a material and adverse reduction in Executive’s position, authority, duties or responsibilities including, for purposes of clarity and the avoidance of doubt, where Executive does not continue to  hold Executive’s position with KLDiscovery as exists prior to the date of consummation of a corporate transaction with its successor in any such corporate transaction, or

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(3) only in connection with a Change in Control, a material reduction in the rate of Executive’s Sales Commission (which shall not, for the avoidance of doubt, include (i) any reduction in Sales Commission based on performance of Executive as a result of a decrease or failure to achieve revenue; or with clients; or (ii) any overall reduction in the rates or terms for commission on revenue that apply to all sales representatives or business development personnel at KLDiscovery); provided, that Executive has given Company detailed written notice of the change or event constituting Good Reason within sixty (60) days of Executive’s knowledge of such occurrence of the facts underlying the Good Reason event and KLDiscovery has failed to remedy such change or event within thirty (30) days after receiving such notice.

“Non-compete Agreement” shall mean the Employee Non-Disclosure, Non-Solicitation and Non-Competition Agreement to be entered by KLDiscovery and Executive simultaneously with execution of this Agreement, the form of which is set out in Exhibit A to this Agreement.

“Outside Date” shall mean the third anniversary of the Effective Date.

“Plan” shall mean the KLDiscovery Inc. 2019 Incentive Award Plan.

“Section 409A” shall mean, collectively, Section 409A of the Code and the regulations and guidance promulgated thereunder.

“Sales Commission” means the sales commissions earned by the Executive under the terms and conditions of the applicable KLDiscovery Sales Commission Plan(s) disregarding any Voluntary Reduction(s).

“Term” shall mean the period from the commencement of Executive’s employment with KLDiscovery until the Outside Date, unless earlier terminated; provided that, commencing on each anniversary of the Outside Date, the Term shall automatically be extended for one (1) year unless either Executive or KLDiscovery has given written notice of non-renewal to the other party at least ninety (90) days prior to the then-scheduled expiration of the Term

“Voluntary Reduction(s)” means any of (i) a temporary and voluntary reduction in Base Salary by the Executive; and (ii) any temporary waiving of the right to payment of Sales Commissions (currently denoted as “adjustments” in Executive’s Sales Commissions statements), including but not limited to the Executive’s consent to the same in response to the Covid-19 pandemic agreed with KLDiscovery on April 23, 2020 (it being understood for purposes of clarity and the avoidance of doubt that the parties currently cannot anticipate when the “temporary” reductions or waiving of rights with respect to the Covid-19 pandemic will end, and that the intent of this provision is to capture Executive’s pre-Covid-19 compensation amounts for purposes of calculating severance hereunder).

Severance

.

Accrued Benefits. Upon termination of Executive’s employment, Executive (or Executive’s estate) shall be entitled to receive the sum of: (i) the portion of Executive’s Base Salary earned through the Date of Termination, but not yet paid to Executive; (ii) any expenses incurred by Executive prior to the Date of Termination and owed to Executive pursuant to KLDiscovery’s

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policies; (iii) any vested amount accrued and arising from Executive’s participation in, or benefits accrued under any employee benefit plans, programs or arrangements, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements; and (iv) any payments due to Executive arising from the applicable sales commission plan then in force (collectively, “Accrued Benefits”). Except as otherwise expressly required by law (e.g., the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”)) or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder.

Severance Upon Termination Without Cause or Termination for Good Reason. In the event that Executive’s employment is terminated by KLDiscovery without Cause (other than due to death or Disability) or by Executive for Good Reason during the Term, then, subject to Executive’s execution and non-revocation of a reasonable and customary general release of claims that is provided to Executive on or within two (2) business days following the Date of Termination with terms no more restrictive than those set forth in the Non-compete Agreement (the “Release”) on or before the 21st day following Executive’s Separation from Service (as defined in Section 409A) (the “Release Requirement”) together with continued compliance with any restrictive covenant obligations to which Executive is subject, Executive will be entitled to receive, in addition to the Accrued Benefits:

an amount in cash equal to (a) the sum of 50% of Executive’s Base Salary, payable in the form of salary continuation in regular installments over the six (6) month period following the date of Executive’s Separation from Service (the “Severance Period”) in accordance with KLDiscovery’s normal payroll practices, plus (b) a total equal to six (6) months of Executive’s average monthly Sales Commission over the three (3) year period including any incentive bonus payments prior to the Date of Termination, payable in regular instalments over the six (6) month period on the standard payment cycle for Sales Commissions; and

if Executive elects to receive continued medical, dental or vision coverage under one or more of KLDiscovery’s group healthcare plans pursuant to COBRA, KLDiscovery shall directly pay, or reimburse Executive for, the COBRA premiums for Executive and Executive’s covered dependents under such plans during the period commencing on Executive’s Separation from Service and ending upon the earliest of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).  Notwithstanding the foregoing, if KLDiscovery determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax, KLDiscovery shall in lieu thereof provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue group health coverage in effect on the Date of Termination (which amount shall be based on the premium for the first month of COBRA coverage) for Executive and Executive’s covered dependents, less the amount Executive would have had to pay to receive group health coverage for Executive and Executive’s covered dependents based on the cost sharing levels in effect on the Date of Termination, which payments shall be made regardless of whether Executive elects COBRA

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continuation coverage and shall commence in the month following the month in which the Date of Termination occurs and shall end on the earlier of (X) the last day of the Severance Period, (Y) the date that Executive and/or Executive’s covered dependents become no longer eligible for COBRA or (Z) the date Executive becomes eligible to receive healthcare coverage from a subsequent employer (and Executive agrees to promptly notify KLDiscovery of such eligibility).

Severance Upon CiC Qualifying Termination. In lieu of the payments and benefits set forth in Section 2(b) above, in the event of a CIC Qualifying Termination during the Term, subject to the Release Requirement, Executive shall receive, in addition to the Accrued Benefits, the following:

an amount in cash equal to (a) one (1) times the Executive’s Base Salary, plus (b) a total equal to twelve (12) months of Executive’s average monthly Sales Commission over the three (3) year period including any incentive bonus payments prior to the date of termination, the aggregate of which ((a) plus (b)) payable to the Executive as follows: (i) an amount equal to six (months) of the aggregate of (a) and (b) upon the effectiveness of the Release; (ii) an amount equal to three (3) months of the aggregate of (a) and (b) on or before the date six (6) months after the Date of Termination; and (iii) the final payment of an amount equal to three (3) months of the aggregate of (a) and (b) to be paid on or before the date twelve (12) months after the Date of Termination.

the benefits set forth in Section 2(b)(ii) above, provided that, for purposes of determining the benefits thereunder, the term “Severance Period” shall mean the 12-month period following the Date of Termination; and

all unvested equity or equity-based awards held by Executive under any equity compensation plans of KLDiscovery, the Parent or Affiliates (including the Plan) that vest solely based on the passage of time shall immediately become 100% vested (for the avoidance of doubt, with respect to any such awards that vest in whole or in part based on the attainment of performance-vesting conditions, the attainment of the service component portion of the vesting criteria of such awards shall be deemed satisfied, and the attainment of the performance component portion of the vesting and/or payment criteria of such awards shall be governed by the terms of the applicable plan and award agreement).

Average Sales Commission. For the purposes of this Agreement and specifically 2(b)(i) and 2(c)(i) above, the average monthly Sales Commission shall be a straight calculation of the total Sales Commission earned by Executive over the three (3) year period prior to the Date of Termination, divided by 36 to achieve an average monthly Sales Commission.  In the event that the Date of Termination does not fall at the end of a calendar month, the calculation of the total Sales Commission shall be made up of the total of the preceding 36 full calendar months.  For the avoidance of doubt, the Sales Commission earned by the Executive shall not be diminished or reduced by any Voluntary Reduction(s).

Other Arrangements.  The severance payments provided for in this Section 2 are to be paid in lieu of any severance payments Executive may otherwise be entitled to receive under any other plan, program, policy, contract or agreement with KLDiscovery or any of its Affiliates, including for the avoidance of doubt, the employment offer letter agreement between Executive

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and LegisDiscovery, LLC (subsequently renamed as the entity, LDiscovery), dated September 30, 2006 and any other employment agreement or offer letter (collectively, “Other Arrangements”).  In the event Executive becomes entitled to receive the severance payments and benefits provided under Section 2, Executive shall receive the amounts provided under that Section of this Agreement and shall not be entitled to receive any severance payments or severance benefits pursuant to any Other Arrangement, and, to the extent any Other Arrangement  that was entered into prior to the Effective Date provides for Executive to receive any payments or benefits upon a termination or a resignation of employment for any reason (such agreement a “Pre-Existing Agreement”), Executive hereby agrees that such termination pay and benefit provisions of such Pre-Existing Agreement shall be and hereby are superseded by this Agreement and from and after the date of this Agreement, such termination pay and benefit provisions of the Pre-Existing Agreement shall be and are null and void and of no further force or effect.  For the avoidance of doubt, except as may otherwise be agreed in writing between Executive and KLDiscovery or one of its Affiliates after the date of this Agreement, it is intended that the other terms and conditions of any Other Arrangement that do not provide for termination pay or benefits, including any non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants and other similar covenants, shall remain in effect in accordance with their terms for the periods set forth therein.

Parachute Payments.

Notwithstanding any other provisions of this Agreement, in the event that any payment or benefit by KLDiscovery or otherwise to or for Executive’s benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (all such payments and benefits, including the payments and benefits under Section 2 hereof, being hereinafter referred to as the “Total Payments”), would be subject (in whole or in part) to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”) after taking into consideration the value of all mitigations referenced in subsection (iii) below, then the Total Payments shall be reduced (in the order provided in Section 2(e)(ii) below) to the minimum extent necessary to avoid the imposition of the Excise Tax on the Total Payments, but only if (1) the net amount of such Total Payments, as so reduced (and after subtracting the net amount of federal, state and local income and employment taxes on such reduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such reduced Total Payments), is greater than or equal to (2) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income and employment taxes on such Total Payments and the amount of the Excise Tax to which Executive would be subject in respect of such unreduced Total Payments and after taking into account the phase out of itemized deductions and personal exemptions attributable to such unreduced Total Payments).

In the event that the Total Payments must be reduced pursuant to subsection (i) above, then the Total Payments shall be reduced in the following order:  (1) reduction on a pro-rata basis of any cash severance payments that are exempt from Section 409A, (2) reduction on a pro-rata basis of any non-cash severance payments or benefits that are exempt from Section 409A, (3) reduction on a pro-rata basis of any other payments or benefits that are exempt from Section 409A, and (4) reduction of any payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A; provided, in the case of clauses (2), (3) and (4), that reduction of any payments attributable to the acceleration of vesting

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of equity awards subject to the Plan shall be first applied to equity awards that would otherwise vest last in time.

All determinations regarding the application of this section shall be made by an accounting firm or consulting group with experience in performing calculations regarding the applicability of Section 280G of the Code and the Excise Tax selected by KLDiscovery (the “Independent Advisors”).  For purposes of determinations, no portion of the Total Payments shall be taken into account which, in the opinion of the Independent Advisors, (1) does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code (including by reason of Section 280G(b)(4)(A) of the Code) or (2) constitutes reasonable compensation for services actually rendered, within the meaning of Section 280G(b)(4)(B) of the Code, in excess of the “base amount” (as defined in Section 280G(b)(3) of the Code) allocable to such reasonable compensation.  The costs of obtaining such determination and all related fees and expenses (including related fees and expenses incurred in any later audit) shall be borne by KLDiscovery.

Withholding.  KLDiscovery and any of its Affiliates may deduct and withhold from any amounts payable under this Agreement such federal, state, local, foreign or other taxes as are required to be withheld pursuant to any applicable law or regulation. All compensation and benefits to Executive hereunder shall be reduced by all federal, state, local and other withholdings and similar taxes and payments required by applicable law.

Condition to Severance Obligations

.  KLDiscovery shall be entitled to cease all severance payments and benefits to Executive in the event of Executive’s breach of the Non-compete Agreement or any other non-competition, non-solicitation, non-disparagement, confidentiality, or assignment of inventions covenants contained in any other written agreement between Executive and KLDiscovery (including any Pre-Existing Agreement), which other covenants are hereby incorporated by reference into this Agreement.

Non-compete Agreement.  Executive shall enter the Non-Compete Agreement, the form of which is set out in Exhibit A to this Agreement simultaneously with execution of this Agreement and acknowledges that the benefits set out in this Agreement are conditional upon execution of, and compliance with, the Non-Compete Agreement.

Resignation on Termination.  On termination of Executive’s employment, Executive shall immediately (and with contemporaneous effect) resign any directorships, offices or other positions that Executive may hold in KLDiscovery or any of its Affiliates, unless otherwise requested by the Board.

At‑Will Employment Relationship

.  Executive’s employment with KLDiscovery is at-will and not for any specified period and Executive’s employment with KLDiscovery and the Term may be terminated at any time, with or without Cause or advance notice, by either Executive or KLDiscovery.  Any change to the at-will employment relationship must be by specific, written agreement signed by Executive and an authorized representative of KLDiscovery.  Nothing in this Agreement is intended to or should be construed to contradict, modify or alter this at-will relationship.

General Provisions

.

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Successors and Assigns.  The rights of KLDiscovery under this Agreement may, without the consent of Executive, be assigned by KLDiscovery to any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly, acquires all or substantially all of the assets or business of KLDiscovery or to any of its Affiliates.  KLDiscovery will require any successor (whether direct or indirect, by purchase, merger or otherwise) to all or substantially all of the business or assets of KLDiscovery to assume this Agreement.  Executive shall not be entitled to assign any of Executive’s rights or obligations under this Agreement.  This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

Severability.  In the event any provision of this Agreement is found to be unenforceable by an arbitrator or court of competent jurisdiction, such provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the parties shall receive the benefit contemplated herein to the fullest extent permitted by law.  If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

Interpretation; Construction.  The headings set forth in this Agreement are for convenience only and shall not be used in interpreting this Agreement.  This Agreement has been drafted by legal counsel representing KLDiscovery, but Executive has participated in the negotiation of its terms.  Furthermore, Executive acknowledges that Executive has had an opportunity to review and revise the Agreement and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Either party’s failure to enforce any provision of this Agreement shall not in any way be construed as a waiver of any such provision or prevent that party thereafter from enforcing each and every other provision of this Agreement.

Governing Law.  This Agreement shall be construed and governed in all respects by the laws of the State of Minnesota without regard to its conflicts of laws principles.  Any dispute arising out of this Agreement or any other aspect of the Employee’s relationship with the Company shall be resolved in the federal or state courts of Minnesota with jurisdiction over Hennepin County, Minnesota.  Both parties expressly waive any defenses to personal jurisdiction in such courts and hereby consent to such personal jurisdiction.

Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated:  (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by telecopy or facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt.  Notice shall be sent to Executive at the most recent address for Executive set forth in KLDiscovery’s personnel files and to KLDiscovery at its principal place of business, or such other address as either party may specify in writing.

Survival.  Sections 2, 3, 4, 5 and 6 of this Agreement shall survive the termination of this Agreement and/or the termination of Executive’s employment with KLDiscovery.

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Entire Agreement.  This Agreement and any covenants and agreements incorporated herein by reference together constitute the entire agreement between the parties in respect of the subject matter contained herein and therein and supersede all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral, provided, however, that for the avoidance of doubt, all Other Arrangements (as such Other Arrangements may be amended, modified or terminated from time to time) shall remain in effect in accordance with their terms, subject to Section 2(d) hereof.  This Agreement may be amended or modified only with the written consent of Executive and an authorized representative of KLDiscovery.  No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

Code Section 409A.

The intent of the parties hereto is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(i)Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement upon Executive’s termination of employment shall be payable only upon Executive’ Separation from Service, and, except as provided below, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the 60th day following Executive’s Separation from Service (the “First Payment Date”). Any installment payments that would have been made to Executive during the 60-day period immediately following Executive’s Separation from Service but for the preceding sentence shall be paid to Executive on the First Payment Date and the remaining payments shall be made as provided in this Agreement.

Notwithstanding anything in this Agreement to the contrary, if Executive is deemed by KLDiscovery at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A, such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six-month period measured from the date of Executive’s Separation from Service with KLDiscovery or (B) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

Executive’s right to receive any installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

Consultation with Legal and Financial Advisors; Legal Fees.  By executing this Agreement, Executive acknowledges that this Agreement confers significant legal rights, and may

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also involve the waiver of rights under other agreements; that KLDiscovery has encouraged Executive to consult with Executive’s personal legal and financial advisors; and that Executive has had adequate time to consult with Executive’s advisors before executing this Agreement.  In such regard, promptly following the Effective Date, the KLDiscovery shall reimburse to Executive an amount equal to the legal fees reasonably and actually incurred by Executive in connection with the individual legal advice provided to the Executive and the documentation of this Agreement, but not to exceed $10,000 (for clarity and the avoidance of doubt, such amount to be treated as a reimbursement of an expense and not additional income).

Counterparts.  This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Novation.  As of the Effective Date, Employee and LDiscovery agree to release each other and waive all rights and liabilities against each other from such date, and Employee and KLDiscovery agree to be bound by the terms of the Agreement from the Effective Date as if both parties were the original contracting parties to the Agreement.

[signature page follows]

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THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN.  WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

KLDISCOVERY ONTRACK, LLC.

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

LDISCOVERY, LLC.

By: /s/ Andy Southam

Name: Andy Southam

Title:  General Counsel

EXECUTIVE

/s/ Krystina Jones

Krystina Jones

EXHIBIT A

EMPLOYEE NON-DISCLOSURE, NON-SOLICITATION,

AND NON-COMPETITION AGREEMENT

This Non-Disclosure, Non-Solicitation, and Non-Competition Agreement (the “Non-compete Agreement”) is entered into this 17th day of June, 2020, by and between KLDiscovery Ontrack, LLC d/b/a KLDiscovery, including its parent, subsidiary, and affiliate companies (collectively “KLDiscovery”) and Krystina Jones, an employee of the Company (“Employee”).

WHEREAS, Employee acknowledges that due to the specific nature of Employee’s employment with KLDiscovery, KLDiscovery has made it a condition of Employee’s employment that Employee enter into this Non-compete Agreement to protect KLDiscovery’s legitimate business interests.  Employee agrees to abide by the terms of this Non-compete Agreement both during Employee’s employment and during the applicable periods thereafter, whether such employment is terminated voluntarily or involuntarily and with or without cause or notice.

1.Non-Disclosure of Confidential Information

(a)Except as required in the performance of Employee’s duties for KLDiscovery, or as authorized by it in writing, Employee will not at any time, including after Employee’s employment with KLDiscovery ends (regardless of the reason), disclose, reproduce, transfer to others, remove from KLDiscovery’s premises, or use for Employee’s own benefit or the benefit of a third party, KLDiscovery’s Confidential Information.

(b)“Confidential Information” includes any and all information disclosed to Employee by KLDiscovery (include any affiliated entity of KLDiscovery) or to which Employee is provided access by KLDiscovery in connection with Employee’s employment that is not generally known to the public or in the industry in which KLDiscovery competes, and which relates to the business of KLDiscovery, or to any person or entity to whom KLDiscovery owes a duty of confidentiality, including but not limited to the following types of information and materials:  (i) research, development, technical or engineering information, know-how, data processing or computer software, programs, tools, data, designs, diagrams, drawings, schematics, sketches or other visual representations, plans, projects, manuals, documents, files, photographs, results, specifications, trade secrets, inventions, discoveries, compositions, ideas, concepts, structures, improvements, products, prototypes, instruments, machinery, equipment, processes, formulas, algorithms, methods, techniques, works in process, systems, technologies, disclosures, applications, and other materials, including trade secrets and Intellectual Property (as defined below); (ii) financial information and materials, including, without limitation, information and materials relating to costs, vendors, suppliers, licensors, profits, markets, sales, distributors, joint venture partners, customers, subscribers, members and bids, whether existing or potential; (iii) business and marketing information and materials, including, without limitation, information and materials relating to future development and new product concepts; (iv) KLDiscovery’s present and prospective clients (including listings of proposals to, agreements with, and relationships with such clients, client work, client projects, and other information provided to KLDiscovery by KLDiscovery’s clients that is intended to be maintained by KLDiscovery in confidence); (v) personnel files and information about compensation, benefits, and other terms of employment of KLDiscovery’s other employees and independent contractors; and (vi) any other information or materials relating to the past, present, planned or foreseeable business, products, developments, technology or activities of KLDiscovery.

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(c)Confidential Information does not include information that Employee can prove was in Employee’s possession before she received it from KLDiscovery; that at the time of Employee’s use or disclosure was in the public domain through no action, omission of fault of Employee’s; or that Employee learned from a third party not related to KLDiscovery.

(d)Employee will return to KLDiscovery and will cease using upon request or upon termination of Employee’s employment for any reason, (i) all source code, books, manuals, records, models, drawings, reports, notes, contracts, lists, blueprints, and other documents or materials and all copies thereof, (ii) all equipment or other property furnished to or prepared by Employee in the course of or incident to employment, and (iii) all written or tangible materials containing Confidential Information in Employee’s possession or under Employee’s control.

(e)The foregoing non-use and non-disclosure obligations shall not prohibit Employee from lawfully reporting waste, fraud, abuse or illegal activity to a designated investigative or law enforcement representative of a federal department or agency authorized to receive such information.  Further, Employee understands that pursuant to the federal Defend Trade Secrets Act of 2016, Employee may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.  Further, the foregoing non-use and non-disclosure obligations shall not prohibit Employee from making disclosures required by a valid order or subpoena issued by a court or other governmental body, or as otherwise required by law.

2.Ownership and Assignment of Intellectual Property.  Employee will promptly and fully disclose to KLDiscovery all drawings, designs, specifications, notes, improvements, enhancements, discoveries, inventions, ideas, processes, methods, techniques, developments, software, and works of authorship created, made, conceived, or reduced to practice by Employee or under Employee’s direction, alone or jointly with others, during Employee’s employment with KLDiscovery or within six months thereafter, whether or not during normal working hours or on KLDiscovery’s premises or the premises of a Company client, that at the time of conception or reduction to practice, (a) relate directly to KLDiscovery’s business, (b) relate to KLDiscovery’s actual or demonstrably anticipated research or development or anticipated business, or (c) result from any work performed by Employee for KLDiscovery or a Company client (collectively, “Intellectual Property”).  All such Intellectual Property shall be the exclusive property of KLDiscovery and, as appropriate, all patent, trademark, copyright, and other intellectual property rights in such Intellectual Property shall vest in KLDiscovery.  Where applicable, such Intellectual Property shall be deemed to be works made for hire and shall be the exclusive property of KLDiscovery to use, publish, and license in its discretion.  In the event such material may not, by operation of law or otherwise, be a work made for hire, this Non-compete Agreement will constitute an irrevocable assignment by Employee to KLDiscovery of the ownership of, including but not limited to all rights of copyright in, such Intellectual Property.  Upon the request, and at the expense of KLDiscovery, Employee agrees to execute all instruments including specific assignments required for securing or maintaining KLDiscovery’s rights in such Intellectual Property, and do all other acts reasonably necessary to assist KLDiscovery in obtaining and enforcing rights in such Intellectual Property in any and all countries. This paragraph shall not apply to any material for which no equipment, supplies, property, facility, or proprietary, confidential, or copyrighted information of KLDiscovery was used and which is developed entirely on Employee’s own time, unless the material (a) relates directly to KLDiscovery’s business or (b) results from any work performed by Employee for KLDiscovery.  Employee acknowledges that her obligation under this paragraph shall be in effect whether or not

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Employee receives or is considered for the award of any additional compensation for the Intellectual Property.  Employee has no agreements with or obligation to others which may conflict with or limit in any way the scope of Employee’s obligation under this paragraph, nor will Employee in any way engage in any activity which may be in conflict with Employee’s employment by KLDiscovery.

3.Definitions.  For the purposes of this Non-compete Agreement and specifically sections 4, 5 and 6, the following definitions shall apply:

“Restricted Period” means the duration of the Employee’s employment with KLDiscovery and for a period of one (1) year after termination;

“Restricted Individual” means any person who is employed by KLDiscovery at the time of any solicitation, recruitment, or hire prohibited by this Non-compete Agreement, or was so employed within six (6) months prior to such solicitation;

“Restricted Client” shall mean: (i) any client that has been invoiced by KLDiscovery for services provided by KLDiscovery within two (2) years prior to the conduct prohibited by this Non-compete Agreement, and for which Employee either performed services or about which Employee obtained Confidential Information during Employee’s employment; and (ii) any prospective client that KLDiscovery actively solicited or to whom KLDiscovery provided a proposal for services to be performed within two (2) years prior to the conduct prohibited by this Section, for which Employee was involved in the solicitation and/or proposal or about which Employee obtained Confidential Information.

“Company Business” shall mean electronic discovery (e-discovery) management solutions, including harvesting, storing, maintaining, and searching documents and data in connection with litigation or legal or regulatory investigations for both civil and governmental clients, provision of document review platforms and tools, document review services, data recovery services and such other data management services analogous to the aforesaid;

“Company Competitor” shall mean any person or entity that engages in Company Business anywhere in the following metropolitan areas: Washington, DC (including its suburban areas of Maryland and Northern Virginia); Minneapolis, MN; New York, NY (including its suburban areas of New Jersey and Connecticut); Los Angeles, CA; San Francisco, CA; Pittsburgh, PA; Philadelphia, PA; Austin, TX; Chicago, IL; Miami, FL; or Jersey City, NJ;

“Restricted Territory” shall mean the metropolitan area(s) where Employee maintained her primary place of business during the final two (2) years of her employment with KLDiscovery, and, where applicable, the metropolitan area(s) over which Employee had managerial, or other executive responsibility during the final two (2) years of Employee’s employment with KLDiscovery.

4.Non-Solicitation of Employees.  During the Restricted Period, regardless of the reason for termination, other than as an employee of or for the benefit of KLDiscovery or as authorized by KLDiscovery in writing, Employee shall not, on behalf of Employee or any other person or entity: (a) solicit or recruit for employment or other engagement, or otherwise solicit

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or recruit to resign from KLDiscovery, any Restricted Individual; or (b) hire or engage any Restricted Individual as an employee, independent contractor, or otherwise.

5.Non-Solicitation of Clients.During the Restricted Period, Employee shall not, other than as an employee of or for the benefit of KLDiscovery or as authorized by KLDiscovery in writing:

(a)Directly or indirectly, on Employee’s own behalf or on behalf of any other person or entity, solicit any Restricted Client for the purposes of providing such Restricted Client with services that are competitive with Company Business; or

(b)Directly or indirectly, on Employee’s own behalf or on behalf of any other person or entity, solicit or encourage any Restricted Client to: (i) terminate, reduce, or alter in a manner adverse to KLDiscovery any existing business arrangements with it, or (ii) transfer existing business from KLDiscovery to any other person or entity.

6.Non-Competition.  During the Restricted Period, Employee shall not, other than as authorized by KLDiscovery in writing, on behalf of Employee or any other person or entity, whether as an owner, principal, employee, consultant, independent contractor, officer, director, board member, manager, partner, agent, or otherwise:

(a)Provide services to any Restricted Client similar to those provided by KLDiscovery to such Restricted Client; or

(b)In the Restricted Territory, work for, become employed by, engage in, carry on, provide services to, or assist in any manner (whether or not for compensation or gain), a Company Competitor, where Employee’s position or service for such Company Competitor is the same as or substantially similar to any of the Employee’s positions or services for KLDiscovery.

7.Enforcement

(a)Employee acknowledges that Employee’s services and skills are special and unique, that Employee’s work for KLDiscovery will permit Employee to have access to and to become familiar with KLDiscovery’s Confidential Information and that KLDiscovery would not have employed Employee but for the promises and commitments made in this Non-compete Agreement, and that the promises and commitments made in this Non-compete Agreement are reasonably necessary to protect KLDiscovery’s legitimate business interests.  Employee acknowledges that in the event of a violation of any provision contained in this Non-compete Agreement, KLDiscovery’s business interests will be irreparably injured, the full extent of its damages will be impossible to ascertain, monetary damages will not be an adequate remedy, and KLDiscovery will be entitled to enforce this Non-compete Agreement by securing a temporary, preliminary, or permanent injunction or other equitable relief.  Employee understands that KLDiscovery may waive some of the requirements expressed in this Non-compete Agreement, but that such a waiver to be effective must be made in writing by the Chief Executive Officer of KLDiscovery, must state expressly that it is intended as a waiver of the specific individual rights set

15

forth in this Non-compete Agreement, and is not in any way to be deemed a waiver of KLDiscovery’s right to enforce any other provisions of this Non-compete Agreement.

(b)This Non-compete Agreement shall be construed and governed in all respects by the laws of the State of Minnesota without regard to its conflicts of laws principles.  Any dispute arising out of this Non-compete Agreement or any other aspect of the Employee’s relationship with KLDiscovery shall be resolved in the federal or state courts of Minnesota with jurisdiction over Hennepin County, Minnesota.  Both parties expressly waive any defenses to personal jurisdiction in such courts and hereby consent to such personal jurisdiction.

8.General Terms

(a)Employee acknowledges that both her employment constitutes valid consideration for the promises made in this Non-compete Agreement as well as the severance arrangements entered into by KLDiscovery.

(b)If any provision of this Non-compete Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable by reason of the extent, duration, or geographical scope thereof, then the court making such determination may reduce the extent, duration, or geographic scope of that provision so that it shall be enforceable to the maximum extent permitted by law, and such modified restriction(s) shall be enforced by the court.  In the event that modification is not possible and any provision of the Non-compete Agreement is held to be invalid, illegal, or unenforceable, by reason of the extent, duration, or geographical scope thereof or for any reason, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

(c)Employee acknowledges and agrees that the covenants in this Non-compete Agreement shall survive termination of Employee’s employment for any reason, whether voluntary or involuntary, and with or without cause or notice.  Upon termination of employment for any reason, Employee agrees, if requested by KLDiscovery, to sign and deliver the Termination Certificate attached as Schedule A hereto.  Nothing in this Non-compete Agreement implies any obligation of continued employment of Employee by KLDiscovery. Unless otherwise specifically agreed in a writing signed by both KLDiscovery and Employee, Employee’s employment shall be at will and may be terminated by KLDiscovery or Employee at any time, with or without cause or notice.

(d)Employee may not assign her rights and obligations under this Non-compete Agreement without the prior written consent of KLDiscovery.  Employee agrees that KLDiscovery may assign its rights and obligations under this Non-compete Agreement to any successor or affiliate of KLDiscovery.  Employee further agrees that KLDiscovery’s rights under this Non-compete Agreement shall be enforceable by any successor or assign of KLDiscovery.

(e)This Non-compete Agreement constitutes the entire agreement between Employee and KLDiscovery concerning the subject matter herein, and it supersedes all prior negotiations and agreements, both oral and written on the topics covered.  No modification of this Non-compete Agreement shall be binding unless reduced to a writing signed by an authorized member of KLDiscovery and Employee.

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The undersigned parties state that they have carefully read this Non-compete Agreement, that they know and understand its terms, that it will become binding immediately upon execution, and they sign it freely.

KLDiscovery Ontrack, LLCEMPLOYEE

By: /s/ Andrew Southam /s/ Krystina Jones

Name/Title: Andrew Southam

Title:General CounselDate Signed: 6/17/2020

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SCHEDULE A

TERMINATION CERTIFICATE REGARDING NON-DISCLOSURE, NON-SOLICITATION,

AND NON-COMPETITION AGREEMENT

This document is to certify that I have returned all property of KLDiscovery (as defined in the foregoing Non-Disclosure, Non-Solicitation, and Non-Competition Agreement (“Non-compete Agreement”)), including, without limitation, (i) all source code, books, manuals, records, models, drawings, reports, notes, contracts, lists, blueprints, and other documents or materials and all copies thereof, (ii) all equipment or other property furnished to or prepared by me in the course of or incident to employment, and (iii) all written or tangible materials containing Confidential Information in my possession or under my control.

I further certify that I have reviewed the foregoing Non-compete Agreement signed by me, that the restrictions set forth in the Non-compete Agreement are binding on me following the termination of my employment with KLDiscovery (regardless of the reason), and that I have complied with and will continue to comply with all of the provisions of the Non-compete Agreement in accordance with their terms.  This certificate in no way limits my responsibilities or KLDiscovery’s rights under the Non-compete Agreement.

Date:

Employee Name:

Employee Signature:

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Christopher J. Weiler, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of KLDiscovery Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

August 13, 2020:	By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Dawn Wilson, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of KLDiscovery Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.

The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Augusts 13, 2020:	By:	/s/ Dawn Wilson
Dawn Wilson
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of KLDiscovery Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 13, 2020:	By:	/s/ Christopher J. Weiler
Christopher J. Weiler
Chief Executive Officer (Principal Executive Officer)

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of KLDiscovery Inc. (the “Company”) on Form 10-Q for the period ending June 30, 2020 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 13, 2020:	By:	/s/ Dawn Wilson
Dawn Wilson
Chief Financial Officer (Principal Financial Officer)